Hylsamex
Mexico's Steel

File No. 82-4252

October 26, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael de la Garza P.
Ismael De La Garza

11/8

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Earnings Release for the Third Quarter of 2004	October 26, 2004
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Notice to Shareholders	October 20, 2004
3	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about volumes traded in the Mexican Stock Exchange on October 13, 2004.	October 13, 2004

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
Mexico's Steel

October 25th, 2004

For further information:

Othón Díaz Del Guante	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Ismael De La Garza	+(52) 81-8865-1224	idelagarza@hylsamex.com.mx
Kevin Kirkeby	+(646) 284-9416	kkirkeby@hfgcg.com

Third Quarter 2004 Earnings Release

The following report contains unaudited information for 3Q04, presented in constant pesos (Ps) as of September 30, 2004, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex generated 3Q04 EBITDA of US$232 million, surpassing the US$222 million and US$44 million registered in the previous quarter and same quarter of 2003, respectively. EBITDA margin reached 36% in 3Q04.
- On a per ton basis, EBITDA reached US$280/ton, similar to the US$282/ton obtained in the previous quarter and more than four times the US$61/ton generated in the same quarter of 2003.
- Excellent cash flow generation and net proceeds of US$137 million from the equity offering completed July 15th, 2004 led to a sharp reduction in leverage, as net debt declined by US$280 million during the quarter to a balance of US$587 million as of September 30, 2004. Cash reserves reached US$113 million, up US$28 million since year-end 2003. The Net Debt to LTM EBITDA ratio was 1.0x for 3Q04, while LTM Interest Coverage improved to 6.9x.
- Hylsamex again registered strong quarterly volumes: shipments were 827,700 tons in 3Q04, up 5% and 14% compared to the previous quarter and the same quarter of 2003, respectively.
- Closely following international steel prices, Hylsamex's revenue per ton further increased in 3Q04 to US$773/ton, up 3% and 52% from the levels registered in the previous quarter and the same quarter of 2003, respectively. Revenues reached US$640 million during 3Q04.
- COGS per ton reached US$496/ton in 3Q04, 6% greater than the US$468/ton attained in the previous quarter and 11% higher than the US$449/ton recorded in the same quarter of 2003. Greater use of DRI is behind the relative stability of COGS per ton.
- Net income for 3Q04 amounted to US$119 million (Ps.1,369 million), slightly decreasing from net income of US$124 million (Ps.1,434 million) reported in the previous quarter and in contrast to the net loss of US$24 million (Ps.273 million) registered in the same quarter of 2003. Net income for the first nine months of 2004 amounts to US$306 million (Ps.3,516 million).
- Hylsamex continues growing organically, investing in downstream value-added products and services via its coated steel operations: during the quarter, Galvak initiated production at a new coated steel profiles line, which adds 38 thousand tons of annual processing capacity.


Quarterly EBITDA
(US$ Millions)
232
240
200
160
120
80
40
0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04

During the third quarter of 2004, Hylsamex enjoyed its third consecutive quarter of record operating cash flow generation. Hylsamex reported EBITDA of US$232 million for 3Q04, surpassing the earlier EBITDA records of US$222 million and US$110 million established in 2Q04 and 1Q04, respectively; EBITDA for 3Q04 is also more than five times the EBITDA of US$44 million gained in the same quarter of 2003. On a per ton basis, EBITDA for 3Q04 reached US$280/ton, similar to the US$282/ton obtained in the previous quarter, and more than four times the US$61/ton generated in the same quarter of 2003.

As has been the case throughout 2004, Hylsamex's competitive strengths -built with the investments of US$1.6 billion made in the 1990s- have permitted the Company to capitalize the favorable environment in the global steel industry. While Hylsamex's revenue per ton continued rising during 3Q04 due to further tightness in international steel demand and supply, the Company has maintained its cost per ton relatively stable as a result of its competitive strengths: vertical integration with in-house access to low-cost iron ore, DRI production capability, and flexibility in its metallic charge. The Company's EBITDA margin, therefore, has expanded more than that of peers which either are less vertically integrated or rely exclusively on metal scrap for their metallic needs. In addition, Hylsamex's status as "supplier-of-choice" in the Mexican market, strong distribution network and proximity to the U.S. market, allowed it to register record quarterly sales volume of 828 thousand tons in 3Q04, boosted by the highest level of quarterly export tonnage registered since 1995.


Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q
01 01 02 02 03 03 03 04


Revenue & Cash Cost per Ton
(US$/ton)
900
800
700
600
500
400
300
200
Revenue per ton
Cash Cost per ton
1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q
01 01 02 02 03 03 03 04

Hylsamex's cumulative EBITDA of US$564 million for the first nine months of 2004 has laid the cornerstone for a reshaping of the Company's financial structure. Management's efforts were focused on reducing the absolute level of debt and refinancing the remaining debt under more favorable terms and conditions. Strong internal free cash flow generation and net proceeds of US$137 million from the equity issuance completed July 15th, 2004 produced a sharp US$280 million reduction in debt net of cash during the quarter. In the first nine months of 2004, Hylsamex has noticeably reduced debt, net of cash, by 42%, from a balance of US$1,014 million as of year-end 2003, to a balance of US$587 million at the end of 3Q04. Additionally, Hylsamex's operating subsidiaries -Hylsa and Galvak- obtained new bank loans totaling US$335 million to refinance bank debt under improved terms (including a new, three-year unsecured US$60 million Liquidity Facility for Hylsa, currently fully available). At the end of the day, the outstanding reduction in leverage achieved so far in 2004 has paved the road for Hylsamex's future growth and has significantly strengthened the Company's balance sheet.


Net Debt to LTM EBITDA
10.0
8.0
6.0
4.0
2.0
0.0
8.6x
1.0x
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04


LTM EBITDA Interest Coverage
10.0
8.0
6.0
4.0
2.0
0.0
1.2x
6.9x
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04

In the first nine months of 2004, Hylsamex has disbursed US$31 million in capital expenditures. Hylsa, the steel producing subsidiary, has invested US$22 million so far in 2004. The investments are focused on replacement of equipment, mine preparation, and energy conservation and substitution projects.

Hylsamex's growth is centered on Galvak, the processed steel subsidiary. In the first nine months of 2004, Galvak has invested US$8 million, primarily aimed at developing new products, adding more value to galvanized steel and expanding the subsidiary's distribution network in North America. The cumulative figure for 2004 appears relatively low because Galvak has opted to arrange "sale-leaseback" transactions for certain fixed assets totaling US$8 million. During 3Q04, the subsidiary initiated production at a new coated steel profiles line, which adds 38 thousand tons of annual processing capacity. These projects are in addition to the ones that began operating in the preceding two quarters: the start up of "Rollformer line #4" and the opening of additional service and distribution centers in the U.S.

The global steel industry continues to experience a remarkable year in 2004. Greater global economic growth has caused robust steel demand. In addition, the industry's trend of consolidation, defintive capacity shutdowns, raw materials shortages—particularly affecting those participants using blast furnaces— and underinvestment due to the lean years for profitability recently, have limited the quickness and the size of the supply response to greater demand, accentuating steel shortages and increasing international steel prices. In Mexico, an improved economic environment has also positively impacted demand for Hylsamex's products. As a result of favorable economic conditions, Hylsamex remains cautiously optimistic for the coming quarters. Elements such as Chinese and U.S. economic growth and their effect on international steel prices coupled with energy cost volatility, remain the key variables in assessing the future performance of the Company.

Hylsamex registered record sales volume during 3Q04, led by sustained higher exports of flat products (also includes coated and tubular products), which grew 29% and 23% versus the previous quarter and the same quarter of 2003, respectively. Total shipments for 3Q04 reached 827,700 tons, 5% or 41,000 tons greater than the 786,700 tons sold in the previous quarter and 14% or 104,400 tons more than the 723,300 tons shipped during the same quarter of 2003. Additional externally-sourced steel volumes for the coating operations allowed Hylsamex to increase consolidated volume sold.

Shipments
('000 tons)


723
787
828
Exp
Dom
3Q03
2Q04
3Q04

Domestic volumes for 3Q04 remained strong, but a small decrease was observed compared to the preceding quarter due to rainy weather in Mexico, which slowed construction and thus slightly lowered sales of long products. Notwithstanding, the domestic market remains robust, as seen by the 10% growth in volumes compared to the same quarter of 2003. Volume sold in the domestic market totaled 608,100 tons, 5,100 tons or 1% lower than the 613,200 tons of the prior quarter but 10% or 56,700 tons more than the 551,400 tons registered in the same quarter of 2003. Strong domestic volumes throughout 2004 reveal better domestic fundamentals.

Export Revenue
(US$ million)


90
131
174
3Q03
2Q04
3Q04

Hylsamex's export volume during 3Q04 represents the highest exports recorded since 1995. Exports reached 219,600 tons, 27% or 46,100 greater than the 173,500 tons of the previous quarter and 28% or 47,700 tons more than the 171,900 tons exported in the same quarter of 2003. Both increases primarily resulted from further exports of flat products, which grew 29% and 23% compared to the preceding quarter and the same quarter of 2003, respectively. Export prices for 3Q04 calculated in nominal dollars increased 7% and 59% versus the previous quarter and the same quarter of 2003, respectively, following the trend in international steel prices. Supported by strong export volumes and prices, Hylsamex generated export revenues of US$174 million in 3Q04, reflecting substantial increases of 32% and 94% versus the previous quarter and the same quarter of 2003. The Company continues to sense robust global demand for steel.

During the first nine months of 2004, Hylsamex has sold 2,402,200 tons, an increase of 12% over shipments of 2,152,500 recorded in the first nine months of 2003. Year-to-date, both domestic and export shipments have registered solid growth: domestic volumes have grown 12% to a level of 1,851,100 tons, while exports have increased 11% to a total of 551,100 tons. Greater economic growth in Mexico and abroad has led to stronger sales volume in 2004.

REVENUE

Hylsamex's revenues further increased in 3Q04 due to the rise in international steel prices and strong sales volume. The Company generated sales revenue of US$640 million (Ps.7,353 million) in 3Q04, 9% higher than the US$589 million (Ps.6,802 million) obtained in the previous quarter and 74% higher than the US$367 million (Ps.4,153 million) achieved in the same quarter of 2003.

The key element supporting revenue growth during 2004 has been Hylsamex's ability to promptly price its products according to international steel prices, particularly U.S. steel prices. Prices also reflect the increased cost of certain inputs such as steel scrap. Hylsamex especially benefited from the favorable trends in prices since most sales (approximately 85%) are on a spot basis. Finally, the strong pricing trends continued during 3Q04, as evidenced by some price increases successfully implemented by Hylsamex to reflect international steel pricing trends.

As a consequence of continued strong prices, in 3Q04 Hylsamex's revenue per ton further increased to US$773/ton, consisting of an average steel price of US$734/ton and a US$39/ton contribution from other steel revenue. Hylsamex's revenue per ton of US$773/ton for 3Q04 reflects a moderate increase of 3% or US$25/ton compared to the US$748/ton obtained in the previous quarter and represents a notable surge of 52% or US$266/ton in relation to the US$507/ton achieved in the same quarter of 2003.

In the first nine months of 2004, Hylsamex has generated US$1,690 million (Ps.19,390 million) in revenues, a significant increase of 55% compared to the revenues of US$1,091 million (Ps.12,346 million) reported for the same period of 2003. Year-to-date, revenue per ton has reached US$703/ton, a substantial increase of 39% compared to the revenue per ton of US$507/ton obtained in the same period of 2003.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of September 30, 2004)

	3Q04		2Q04		3Q03		9M04		9M03	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	608.1	5,355.7	613.2	5,282.4	551.4	3,138.3	1,851.1	14,829.8	1,657.1	9,457.2
Export Market	219.6	1,997.8	173.5	1,519.4	171.9	1,014.3	551.1	4,560.5	495.4	2,889.2
Total	827.7	7,353.5	786.7	6,801.8	723.3	4,152.6	2,402.2	19,390.2	2,152.5	12,346.4

COST OF GOODS SOLD

In order to meet strong demand for steel in Mexico and abroad, Hylsamex has operated at very high utilization levels so far in 2004 and 3Q04 was no exception. In addition, the input cost environment for the steel industry has remained practically unchanged since early in 2004. Consequently, Hylsamex has maintained DRI production at maximum output and has continued to benefit from DRI's renewed cost competitiveness vis-à-vis scrap. In contrast to less integrated producers, Hylsamex's vertical integration and metallic charge flexibility has allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high, although relatively stable, natural gas prices during most of 2004.

As a sign of continued robust demand, Mill #1 of the Flat Products Division (the primary flat products facility in use before the mid-1990s modernization program) operated at a production pace of approximately 35 to 40 thousand tons per month during 3Q04. Production at Mill #1 is entirely on a variable cost basis (i.e. no incurrence of fixed costs) and is easily started and stopped as needed.

Hylsamex incurred slightly lower natural gas costs in 3Q04, as compared to the previous quarter. With respect to scrap prices, the market for scrap tightened during 3Q04 after the softening observed in 2Q04. U.S. scrap prices[1] sharply rebounded from US$160/ton during most of 2Q04 to an average level of US$215/ton for 3Q04. So far early in 4Q04, scrap prices are seen at US$238/ton, as of October 15th. As a result of higher scrap prices and despite a high cost of natural gas, Hylsamex's DRI cost advantage persisted and DRI production carried on. During 3Q04, Hylsamex utilized 41% more DRI than in the same quarter of 2003.

COGS for 3Q04 amounted to US$411 million (Ps.4,721 million), 12% higher than the US $368 million (Ps.4,256 million) recorded in the preceding quarter and 27% greater than the US$325 million (Ps.3,675 million) registered in the same quarter of 2003. The increase in COGS versus the previous quarter was due to greater sales volume, a higher cost for steel scrap, and higher volumes and cost of externally-sourced steel for the coating operations. The rise against the same quarter of 2003 resulted from these same factors and also from higher energy costs.

On a per ton basis, COGS in 3Q04 reached US$496/ton, US$28/ton or 6% greater than the US$468/ton attained in the previous quarter and US$47/ton or 11% superior to the US$449/ton recorded in the same quarter of 2003. The US$28/ton increase in cost per ton against the previous quarter was completely caused by an increase in variable cost per ton, since fixed costs per ton remained unchanged. A higher cost for steel scrap and of externally-sourced steel for the coating operations explains the rise in variable cost. The US$47/ton increase in cost per ton compared to the same quarter of 2003 consisted of a US$57/ton increase in variable cost, partially offset by a drop in fixed cost per ton of US$10/ton. The increase in variable cost results from higher energy costs, greater prices for scrap metal, and a higher cost of externally-sourced steel, whereas greater shipment levels allowed a better spreading of fixed costs, consequently decreasing this cost figure on a per ton basis. An explanation of the quarterly behavior for the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 3Q04 was US$5.47/MMBtu (corresponding to a US$5.50/MMBtu reference average price in South Texas), 3% lower than the US$5.66/MMBtu observed in the previous quarter but 10% higher than the US$4.98/MMBtu recorded in the same quarter of 2003. During 3Q04, the Company received a US$0.375/MMBtu discount in its natural gas cost on 200 natural gas contracts per month, as a result of the monetization of the US$5.00/MMBtu cap that took place in 4Q03. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. As of the date of this report, the natural gas hedging program consists of the following positions:

Energy Inputs
Quarterly Prices


7.0
6.0
5.0
4.0
3.0
2.0
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
Natural Gas South Texas
Electricity (US ¢/KWh)
Effective Cost Natural Gas Hylsamex (US$/MMBtu)

4Q04

- October: The effective natural gas price for Hylsamex will be approximately US$5.30/MMBtu, resulting from the US$0.375/MMBtu discount on 200 contracts from the monetization of the US$5.00/MMBtu cap that took place in 4Q03 and a favorable outcome of US$0.203/MMBtu from a US$5.27/MMBtu swap on 200 contracts.
- November and December: 63% of the requirements are covered through a costless collar between US$4.1225 and US$5.00/MMBtu.

[1] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.

2005

- Calendar 2005: 32% of the needs for the year are hedged with a US$4.33/MMBtu swap capped at US$6.75/MMBtu.
- Calendar 2005: 32% of the requirements for the year are covered through a US$5.78/MMBtu swap. There is additional flexibility embedded in this swap: when market prices hover between US$4.9501/MMBtu and US$5.78/MMBtu, the Company will pay the prevailing market price. Also, the swap at US$5.78/MMBtu is capped at US$7.75/MMBtu.

Natural Gas Cost 2005 (includes hedges)



Hylsamex Cost US$/MMBtu
9.00
8.00
7.00
6.00
5.00
Unhedged Cost
Hylsamex Cost
5.00 6.00 7.00 8.00 9.00
South Texas Price US$/MMBtu
Calendar 2005 Average Futures Price
Calendar 2005 High-Low Futures Price Range

The adjacent graph describes Hylsamex's natural gas cost for 2005, including the combined effect of the financial hedges mentioned above. The graph also shows the average and high-low Calendar 2005 futures prices as of October 22, 2004.

2007

- Calendar 2007: The Company sold a swaption at US$4.25/MMBtu for 32% of the requirements for the year.

Note: While some of the Company's financial hedges are referenced to NYMEX natural gas prices, all of the Company's financial hedges described above are shown at their South Texas equivalent price. In 2003, South Texas prices were on average US$0.25 lower than the NYMEX price.

Fair Value of Natural Gas Derivatives[2]: As of October 22, 2004, the fair value of Hylsamex's natural gas positions amounts to US$44 million (which represents a positive amount).

The cost of electricity for 3Q04 was US¢4.51/Kwh, 8% greater than the US¢4.16/Kwh registered in the previous quarter and 15% higher than the US¢3.93/Kwh recorded in the same quarter of 2003. The increase in the cost of electricity versus both periods was the result of higher international prices for fossil fuels.

Metallic Inputs: In 3Q04, the weighted average cost of the Company's metallic charge increased US$10/ton compared to the previous quarter, and was US$53/ton higher than the cost during the same quarter of 2003. In both assessments, the metallic charge's cost increase is mainly attributed to higher scrap costs, as the cost of DRI remained remarkably stable.

DRI's cost marginally increased by US$2/ton in 3Q04 versus the previous quarter and rose US$4/ton compared to the same period of 2003. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has hovered around US$5.00/MMBtu since 2003, in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of the ascending tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to less integrated producers.

As a sign of continued tightness in the steel scrap markets, the cost of Hylsamex's overall scrap mix remained relatively high compared to prior years. The cost of Hylsamex's domestic scrap mix in 3Q04 further increased by US$18/ton as measured against the preceding quarter and also rose US$100/ton compared to the same quarter of 2003, following the upward trend exhibited by U.S. scrap prices.

[2] The fair value of the natural gas derivatives was estimated internally by the Company.

During 3Q04, the cost of Hylsamex's imported scrap mix slightly decreased for a second consecutive quarter, from the highs seen in the first quarter of 2004: its cost dropped US$3/ton compared to the previous quarter. In the comparison versus the same quarter of 2003, the cost of imported scrap increased considerably by US$90/ton. Sustained high scrap prices have been induced by increased worldwide demand for steel products.

COGS for the first nine months of 2004 amounted to US$1,131 million (Ps.12,971 million), increasing 18% from the US$962 million (Ps.10,880 million) recorded in the same period of 2003. The 18% rise in COGS is due to the 12% growth in shipments and higher variable costs. On a per ton basis, COGS remained relatively stable, as it only increased US$24/ton or 5%, from US$447/the first nine months of 2003 to US$471/ton in the same period of 2004. In this comparison, variable costs increased US$35/ton due to the higher costs of scrap, greater cost of externally-sourced steel, and higher prices of energy inputs. But, the rise in variable cost per ton was somewhat offset by a US$11/ton decrease in fixed costs derived from the abovementioned greater shipment levels in 2004.

OPERATING EXPENSES

Operating expenses for 3Q04 summed US$28 million (Ps.318 million), 4% lower than the US$29 million (Ps.334 million) spent in the previous quarter and 4% less than the US$29 million (Ps.326 million) registered in the same quarter of 2003. The stability of operating expenses reflects management's control exerted in this area where most costs are fixed. A steady absolute level of operating expenses coupled with increased revenues, produced a considerable drop in the ratio of operating expenses to sales, as it decreased to 4.3% in 3Q04, lower than the 4.9% and 7.9% observed in the previous quarter and the same quarter of 2003, respectively. On a per ton basis, operating expenses reached US$33/ton, registering small decreases of US$3/ton and US$6/ton compared to the preceding quarter and the same period of 2003, respectively.

Cumulatively for the first nine months of 2004, operating expenses amounted to US$87 million (Ps.997 million), up 4% from the US$84 million (Ps.946 million) recorded in the same period of 2003. In 9M04, the ratio of operating expenses to sales decreased to 5.1%, from 7.7% registered in the same period of 2003.

OPERATING INCOME AND EBITDA

Thusfar in 2004, Hylsamex has generated record operating profitability. During 3Q04, operating income totaled US$201 million (Ps.2,314 million), US$10 million greater than the US$191 million (Ps.2,212 million) gained in the previous quarter and US$188 million more than the US$13 million (Ps.152 million) obtained in the same quarter of 2003. Hylsamex's operating profit margin for 3Q04 reached 31%, slightly below the 33% registered in the previous quarter, but considerably above the 4% operating profit margin obtained in the same quarter of 2003.


Quarterly EBITDA
(US$ Millions)
232
240
200
160
120
80
40
0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04


EBITDA per Ton
(US$/Ton)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
280
2000 2001 2002 2003 1Q04 2Q04 3Q04

As in the case of operating income, in terms of EBITDA Hylsamex set a new quarterly record in 3Q04. The Company's EBITDA in 3Q04 of US$232 million (Ps.2,666 million) was US$10 million more than the US$222 million (Ps.2,564 million) generated in the previous quarter and more than five times the US$44 million (Ps.500 million) achieved in the same quarter of 2003. Hylsamex's EBITDA margin reached 36% during 3Q04, slighly below the prior quarter's EBITDA margin of 38%, but still sharply above the EBITDA margin of 12% registered in the same quarter of 2003. On a per ton basis, EBITDA reached US$280/ton in 3Q04, similar to the US$282/ton obtained in the previous quarter and more than four times the US$61/ton generated in the same quarter of 2003.

Operating profitability again reached outstanding levels in 3Q04, explained by the current steel pricing environment and Hylsamex's vertical integration that helped record relatively stable costs. Compared to the previous quarter, a very slight decrease in margins was observed. This decrease is mostly explained by greater volumes of higher cost externally-sourced steel for the coating operations, which compressed Hylsamex's overall margin slightly, but increased consolidated tonnage sold. At the end of the day, these greater purchases of steel from third parties were processed and sold by the Company with a relevant markup, allowing Hylsamex to generate more operating income and EBITDA in absolute terms. In the comparison against the same quarter of 2003, Hylsamex not only enjoyed the benefit of higher prices, but also the Company's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's unit production costs increased only marginally.

Operating income for the first nine months of 2004 amounted to US$472 million (Ps.5,422 million), more than ten times the operating income of US$46 million (Ps.520 million) obtained in the same period of 2003. EBITDA also increased markedly, as Hylsamex has generated US$564 million (Ps.6,479 million) in the first nine months of 2004, more than four times the EBITDA of US$139 million (Ps.1,577 million) accumulated in the same period of 2003.

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 3Q04 a net financial cost of US$10 million (Ps.113 million), as compared to net financial costs of US$45 million (Ps.522 million) and US$53 million (Ps.597 million) registered in the previous quarter and the same quarter of 2003, respectively. The CFR variations largely had to do with the fluctuation of the Peso-dollar exchange rate and its significant effect on the basically dollarized debt. During 3Q04, the Company also experienced sizeable decreases in net interest expense compared to both comparable periods, as a result of less interest incurred due to the US$280 million reduction in net debt during the quarter and the refinancing of bank debt at more attractive terms. Net interest expense for 3Q04 dropped 8% or US$2 million compared to the previous quarter and also decreased 20% or US$5 million versus the same quarter of 2003.

During the first nine months of 2004, the Company registered a net financial cost of US$54 million (Ps.616 million), 47% less than the net financial cost of US$103 million (Ps.1,168 million) reported for the comparable period of 2003. The reduction is mostly explained by lower foreign exchange losses in 2004.

Comprehensive Financial Result
Million of Constant MXP as of September 30, 2004

	3Q04	2Q04	3Q03	9M04	9M03
Financial Income	16.8	17.2	13.9	47.3	55.0
Financial Expenses	(244.6)	(265.9)	(295.0)	(781.4)	(846.2)
Financial Expenses, net	(227.8)	(248.7)	(281.1)	(734.1)	(791.2)
FX Gain (Loss)	(28.5)	(274.3)	(473.0)	(227.7)	(671.2)
Monetary Position Gain (Loss)	162.3	(3.4)	161.9	380.7	311.0
Act. Labor Liability	(18.3)	0.6	(13.7)	(34.0)	(28.3)
Capitalized CFR	(0.6)	3.9	8.8	(1.0)	11.8
Comprehensive Financial Result	(112.9)	(521.9)	(597.1)	(616.1)	(1,167.9)
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	11.4106	11.4116	10.9272	11.4106	10.9272
(Appreciation) / Depreciation of the Peso	(0.01%)	2.31%	4.26%	1.55%	5.96%
Domestic inflation	1.71%	(0.01%)	1.08%	3.34%	2.35%

CONSOLIDATED NET INCOME

During 3Q04, the Company reported consolidated net income of US$119 million (Ps.1,369 million), slightly below the net income of US$124 million (Ps.1,434 million) in the previous quarter but in contrast to the net loss of US$24 million (Ps.273 million) registered in the same quarter of 2003. Against the same quarter of 2003, the bottom line improved as a result of the sharp increase in operating income and was also due to significant equity income from Sidor.

Year-to-date, for the period ended September 30, 2004, Hylsamex reported consolidated net income of US$306 million (Ps.3,516 million), which compares favorably to the US$16 million (Ps.190 million) of net loss registered in the same period of 2003. The significant variation is mainly explained by the positive swing in the Company's operating profitability from 2003 to 2004.

Net Income (Loss) Integration
Millon of Constant Pesos as of September 30, 2004

	3Q04	9M04
Operating Income	2,313.9	5,422.0
Integral Financial Result	(112.9)	(616.1)
Other income and special items, net	(16.4)	(56.0)
Taxes, Current and Deferred	(941.5)	(1,653.7)
Equity income (loss) associated company	125.4	420.0
Consolidated Net Income in 3Q04	1,368.5	
Consolidated Net Income in 6M04		3,516.2

NET DEBT VARIATION 3Q04

Debt Net of Cash: Hylsamex's net debt as of September 30, 2004 was reduced to US$587 million, US$280 million or 32% less than the US$867 million outstanding as of June 30, 2004. The sharp reduction in net debt versus the previous quarter was mainly obtained through US$176 million in bank debt prepayments made by the Company with internal cash generation and US$137 million in net proceeds from equity issuance used entirely for bank debt prepayments.

Net Debt Variation
US$ Million

Net Debt as of June 30, 2004	867.0
EBITDA generation	(232.1)
Investment in Working Capital by Operations	62.5
Equity Issuance	(137.1)
Other Items (1)	(6.9)
Accrued Interest	19.3
Taxes	8.1
Capital Expenditures	5.3
Accrued PIK Interest	1.0
= Net Debt as of September 30, 2004	587.1

(1) Mainly pension liability.

Cash Taxes Paid: Cash taxes paid during 3Q04 amounted to US$8 million, more than the US$6 million paid in the previous quarter and identical to the US$8 million disbursed in the same quarter of 2003. Despite the significant increase in operating profitability, the Company is paying taxes that reflect only the asset tax incurred. The Company will not face an additional burden related to income taxes payments in 2004 due to the shield provided by outstanding tax loss carryforwards and asset tax credits. As of September 30, 2004, the Company holds US$346 million and US$157 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently diminish income tax incurred. Furthermore, if the remaining future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level.

Net Working Capital (NWC): During 3Q04 net working capital represented a significant use of funds of US$63 million; however, the figure for 3Q04 was considerably less than the investment in NWC of US$93 million made in the previous quarter. In 3Q04, the Company invested working capital due to greater production and sales volumes. Funds were destined primarily to inventories -with an emphasis at Galvak, which purchased more steel from third parties- and to a lesser degree in accounts receivables. The Company continued exhibiting efficient management of working capital as demonstrated by the favorable tendency in the operating activity ratios: NWC in days increased to 40 days in 3Q04 compared to 34 days in the previous quarter, but decreased by 10 days in the comparison with the 50 days registered in the same quarter of 2003.

Capital Expenditures: Capital expenditures reached US$5 million during 3Q04, which represents decreases of US$8 million and US$6 million compared to the investments made in the previous quarter and in the same quarter of 2003, respectively.

Net Debt Variation
US$ Million

Net Debt as of December 31, 2003	1,014.3
EBITDA generation	(564.1)
Investment in Working Capital by Operations	170.6
Equity Issuance	(137.1)
Other Items (1)	(15.7)
Accrued Interest	55.3
Taxes	24.8
Capital Expenditures	30.9
Accrued PIK Interest	8.1
= Net Debt as of September 30, 2004	587.1

(1) Mainly pension liability.

NET DEBT VARIATION 9M04

Debt Net of Cash: Hylsamex's net debt as of September 30, 2004 dropped to US$587 million, US$427 million or 42% less than the US$1,014 million balance as of December 31, 2003. This significant reduction in net debt in the first nine months of 2004 was largely obtained through US$261 million in bank debt prepayments made by the Company with internal cash generation so far in 2004, US$137 million in net proceeds from equity issuance used entirely for bank debt prepayments, and a considerable increase in free cash flow that bumped

up cash reserves by US$28 million from year-end 2003 to a balance of US$113 million as of September 30, 2004.

Cash Taxes Paid: Cash taxes paid during the first nine months of 2004 amounted to US$25 million, slightly less than the US$27 million paid in the same period of 2003.

Net Working Capital (NWC): For the first nine months of 2004, net working capital represented a significant use of funds of US$171 million. Year-to-date, NWC in days has dropped to 37 days, from 49 days in the first nine months of 2003. The considerable investment in NWC during this period is essentially due the sharp rise in the monetary value of steel shipments and raw materials during the year, and to a lesser extent greater production and sales volume.

Capital Expenditures: Capital expenditures totaled US$31 million during the first nine months of 2004, US$7 million less than the investments made in the same period of 2003. Galvak continues its expansion program and has invested US$8 million so far in 2004. The cumulative figure for 2004 appears relatively low because Galvak has opted to arrange "sale-leaseback" transactions for certain fixed assets totaling US$8 million. Also, out of the figure for Hylsamex for the first nine months of 2004, US$5 million corresponded mainly to the removal of overburden material at the mines and to US$17 million that was invested in normal Capex at Hylsa.

LIQUIDITY AND CASH RESERVES

Hylsamex continued with its excellent overall liquidity during 3Q04. Greater operating cash flow maintained cash reserves at high levels, even after using considerable funds to prepay US$176 million of bank debt during 3Q04. Cash reserves reached US$113 million as of September 30, 2004, lower than the balance of US$140 million at the end of the previous quarter but US$28 million more than the balance of US$85 million as of year-end 2003.

Toward the end of 3Q04, the Company obtained a new, three-year unsecured US$60 million Liquidity Facility for Hylsa, which was granted for general corporate purposes and aimed at supporting working capital needs. The new credit line significantly enhances Hylsa's liquidity and credit strength; it remains unused and has an expiration date of September 30, 2007. This new credit facility replaced the former US$40 million secured facility.

CAPITAL STRUCTURE & DEBT PROFILE

During 3Q04, Hylsamex's management took important steps to substantially strengthen the Company's balance sheet and improve its long-term debt profile. Hylsamex successfully carried out the following corporate finance transactions:

- On July 15, 2004, Hylsamex successfully placed 101 million HylsamxL shares in the local and international capital markets at a price of Ps.16.00 per HylsamxL share. Net proceeds of the offering amounted to US$137 million, which were used to prepay bank debt at the holding company level Hylsamex, S.A. de C.V. ("Facility B").

- On August 9, 2004, Hylsa made a US$75 million prepayment to "Facility A" using internally generated cash flow.

- On August 16, 2004, Galvak obtained US$175 million in medium-term bank financing. Net proceeds were utilized by Galvak to refinance US$119 million of its own indebtedness, applying the remaining US$54 million and internal cash generation at the subsidiary to fully repay the US$86 million bank "Facility B" debt outstanding balance at the holding company Hylsamex S.A. de C.V.

- On September 20, 2004, Hylsa made a US$70 million prepayment to "Facility A" using internally generated cash flow.

- On September 30, 2004, Hylsa obtained US$100 million in unsecured medium-term bank financing. Net proceeds of this transaction were utilized by Hylsa to fully repay and close bank debt denominated "Facility A". Additionally, Hylsa obtained a new, unsecured three-year US$60 million Liquidity Facility that replaces the former US$40 million secured credit line.
  - As a result of this transaction, Hylsa has committed with its bank group to calling a minimum of US$59 million of its US$139 million, 9 1/4% Notes due 2007. Hylsa must make this prepayment before December 31, 2005.

Through these transactions and the bank debt prepayments made in the first nine months of 2004, Hylsamex has completely paid down all bank debt originated in the 2002 debt restructuring. Consequently, guarantees have been released and Hylsamex has increased its flexibility. More specifically, the complete paydown of debt originated in the 2002 restructuring strengthens Hylsamex in the following ways:

- Hylsamex's consolidated debt profile reflects considerable improvement: the Company's average life of debt is now 4.0 years;
- It allows Hylsa to classify 91% of its total debt as "unsecured", thus strengthening Hylsa's credit profile;
- It improves borrowing costs;
- Hylsa and Galvak's renewed flexibility paves the road for Hylsamex to resume a sound and continuing dividend policy.

KEY FINANCIAL RATIOS

Robust EBITDA generation and the sharp reduction in net debt achieved during 3Q04 allowed further enhancement in Hylsamex's financial ratios. The Company recorded Net Debt to LTM EBITDA of 1.0x as of the end of 3Q04, decreasing significantly from the 2.0x and 5.5x observed in the preceding quarter and the same period of 2003, in that order. The Interest Coverage ratio (LTM EBITDA to LTM Net Interest Expense) followed a similar trend: it reached 6.9x as of the end of 3Q04, compared to 4.5x in the previous quarter and 2.0x in the same quarter of 2003.

Fair Value of Interest Rate Derivatives[3]: As of October 21, 2004, the fair value of Hylsamex's interest rate derivatives position amounted to US$0.8 million (which represents a positive amount). All of Hylsamex's interest rate derivative transactions are structured as Libor interest rate caps.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$11 million (Ps.125 million) in 3Q04, as compared to the gains of US$21 million (Ps.246 million) and US$3 million (Ps.35 million) recorded in the previous quarter and in the same quarter of 2003, respectively. Sidor continues to post a solid operating performance as a result of favorable fundamentals in the global steel market, the company's position as one of the world's lowest-cost steel producers, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

[3] The fair value of interest rate derivatives was estimated by the Company internally.

Selected Financial Information

(Million pesos as of September 2004)

Income Statement	3Q 2004	2Q 2004	3Q 2003	9M 2004	9M 2003
Sales Revenue	7,353	6,802	4,153	19,390	12,346
Gross Profit	2,632	2,546	478	6,419	1,466
Operating Profit	2,314	2,212	152	5,422	520
CFR	(113)	(522)	(597)	(616)	(1,168)
Equity in subsidiary	125	246	35	420	215
Consolidated Net Earnings	1,369	1,434	(273)	3,516	(190)
Majority Net Earnings	1,362	1,409	(289)	3,464	(199)

Balance Sheet	Sep 2004	Jun 2004	Sep 2003
Current Assets	9,686	8,974	6,568
Non-Current Assets	23,718	24,048	24,581
Total Assets	33,404	33,022	31,149
Current Liabilities	4,809	4,324	3,286
Non-Current Liabilities	12,692	15,637	16,295
Total Liabilities	17,501	19,961	19,581
Stockholders Equity	15,903	13,061	11,568
Majority Interest	13,956	11,083	9,641

Operating and Financial Indicators

Income Statement	3Q 2004	2Q 2004	3Q 2003	9M 2004	9M 2003
Shipments ('000 tons)	828	787	723	2,402	2,153
Exports (%)	26.5	22.1	23.8	22.9	23.0
Revenue/ton	8,884	8,646	5,741	8,072	5,736
Cash cost/ton	5,278	4,962	4,599	4,959	4,564
Gross margin (%)	35.8	37.4	11.5	33.1	11.9
Operating margin (%)	31.5	32.5	3.7	27.9	4.2
EBITDA margin (%)	36.3	37.7	12.0	33.4	12.8
Earnings per ADS	13.45	16.69	(3.42)	34.21	(2.35)

Balance Sheet	Sep 2004	Jun 2004	Sep 2003
Net debt (Ps. million)	6,700	10,062	12,081
Net debt (US$ million)	587	867	1,053
Net debt to equity	0.4	0.8	1.1
Current Ratio	2.0	2.1	2.0
B. Value/ADS	137.84	131.33	114.25
Interest Coverage†			
Last 12 months	6.9	4.5	2.0
Quarterly	11.7	10.3	1.8

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
†† Based on stock price at the end of each quarter: Ps.23.33 at Jun/30/04, Ps.16.90 at Jun/31/04 and Ps.7.10 at Sep/30/03

Consolidated Balance Sheet

At September 30, 2004, with comparative figures for 2003
(Million Pesos as of September 2004)

ASSETS	2004	2003	LIABILITIES & EQUITY	2004	2003
Current Assets:			**Current Liabilities:**		
Cash and cash equivalents	$1,290	$735	Current portion of long term debt	$548	$625
Trade accounts receivable	3,566	2,298	Accrued interest payable	73	73
Other accounts receivable	846	770	Accounts payable and accrued expenses	4,188	2,588
Inventories	3,984	2,765		----------	----------
	----------	----------	**Total current liabilities**	**4,809**	**3,286**
Total current assets	**9,686**	**6,568**			
			Long-Term Liabilities:		
			Long-term debt	7,359	12,112
			Long-term affiliated Co.	487	417
			Deferred income taxes	3,430	2,480
Permanent investments	982	610	Estimated liabilities for seniority premiums and pension plan	1,416	1,286
				----------	----------
			Total long-term liabilities	12,692	16,295
				----------	----------
Property, plant and equipment	20,698	21,255	**TOTAL LIABILITIES**	**17,501**	**19,581**
			Stockholders' Equity:		
			Nominal capital stock	5,970	4,975
Deferred charges	1,665	1,802	Restatement of capital stock	1,104	1,090
			Other contributed capital	579	
				----------	----------
			Contributed capital	7,653	6,065
Deferred income tax	70	621	Earned surplus	6,303	3,576
				----------	----------
			Total majority interest	13,956	9,641
			Minority interest	1,947	1,927
Other Asset	303	293		----------	----------
			TOTAL STOCKHOLDERS' EQUITY	**15,903**	**11,568**
	----------	----------		----------	----------
TOTAL ASSETS	**$33,404**	**$31,149**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**$33,404**	**$31,149**
	=======	=======		=======	=======
			Majority interest per share	22.9731	19.0414
			Majority interest per ADS/GDS	137.8385	114.2482

Consolidated Statement of Income

For the period ended September 30, 2004, with comparative figures for 2003
(Million Pesos as of September 2004)

	2004	2003
Net sales	$ 19,390	$ 12,346
Cost of sales	(12,971)	(10,880)
Gross profit	6,419	1,466
Operating expenses	(997)	(946)
Operating income	5,422	520
Comprehensive financing (expenses) income, net	(616)	(1,168)
Other income, net	(56)	13
Income (loss) before the following provisions	4,750	(635)
Provisions for:		
Income tax, assets tax and deferred tax	(1,485)	247
Employees' profit sharing	(169)	(17)
Income (loss) before equity in associated company	3,096	(405)
Equity in income (loss) of associated company	420	215
Consolidated net income (loss)	**3,516**	**(190)**
Net (income) loss corresponding to minority interest	**(52)**	**(9)**
Net income (loss) corresponding to majority interest	**$ 3,464**	**($ 199)**
Net majority income (loss) per share corresponding to majority interest	5.7025	(0.3924)
Net majority income (loss) per ADS/GDS	34.2150	(2.3545)

Consolidated Statement of Changes in the Financial Position

For the period ended September 30, 2004, with comparative figures for 2003
(Million Pesos as of September 2004)

	2004	2003
Operations:		
Consolidated net income (loss)	$ 3,516	($ 190)
Items not affecting resources:		
Depreciation and amortization	1,057	1,058
Equity in income (loss) of associated company	(420)	(215)
Deferred income taxes	1,267	(311)
Other, net	78	78
	5,498	420
Changes in working capital other than financing:		
Accounts receivable	(1,487)	(216)
Inventories	(1,523)	(148)
Accounts payable and accrued expenses	1,303	(104)
	(1,707)	(468)
Resources provided by operations	**3,791**	**(48)**
Financing:		
Loans received	3,251	624
Repayment of loans	(8,030)	32
Increase in capital stock	1,588	
Resources provided by financing activities	**(3,191)**	**656**
Investment:		
Investment in shares, net		(606)
Property, plant and equipment, net	(224)	(320)
Deferred charges	(132)	(88)
Other, net	57	515
Resources used in investment activities	**(299)**	**(499)**
Decrease (increase) in cash and cash equivalents	**301**	**109**
Cash and cash equivalents at the beginning of the period	989	626
Cash and cash equivalents at the end of the period	**$ 1,290**	**$ 735**

Octubre 25, 2004

Hylsamex
El Acero de México®

Para mayor información:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Resultados al Tercer Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de septiembre del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

HECHOS SOBRESALIENTES

- Hylsamex generó EBITDA de US$232 millones en 3T04, rebasando los US$222 millones y US$44 millones registrados en el trimestre anterior y el mismo período de 2003, respectivamente. El margen de EBITDA alcanzó 36% en 3T04.
- El EBITDA por tonelada alcanzó US$280/tonelada, similar al US$282/tonelada generado en el trimestre anterior y más de 4 veces el US$61/tonelada logrado en el mismo trimestre de 2003.
- La excelente generación de flujo de efectivo y recursos netos de US$137 millones de la colocación de capital realizada el 15 de julio de 2004 permitieron una fuerte reducción en el apalancamiento: la deuda neta de caja alcanzó una disminución de US$280 millones durante el trimestre y así llegó a un saldo de US$587 millones al 30 de septiembre de 2004. Las reservas de efectivo llegaron a US$113 millones, un aumento de US$28 millones desde el final de 2003. La Deuda Neta a EBITDA U12M fue de 1.0x en 3T04; la Cobertura de Intereses U12M mejoró a 6.9x.
- De nuevo se registró un fuerte volumen de ventas: los embarques alcanzaron 827,700 toneladas en 3T04, 5% y 14% mayor que en el trimestre anterior y el mismo trimestre de 2003, respectivamente.
- Siguiendo la tendencia de los precios internacionales, el ingreso por tonelada de Hylsamex continuó aumentando en 3T04 a US$773/tonelada, 3% y 52% mayor que los niveles registrados en el trimestre previo y el mismo período de 2003, respectivamente. El ingreso alcanzó US$640 millones en 3T04.
- El costo por tonelada alcanzó US$496/tonelada en 3T04, 6% mayor que el US$468/tonelada obtenido en el trimestre anterior y 11% más que el US$449/tonelada registrado en el mismo trimestre de 2003. Un mayor uso de fierro esponja explica la relativa estabilidad en el costo por tonelada.
- La utilidad neta para 3T04 sumó US$119 millones (Ps.1,369 millones), ligeramente menor a la utilidad neta de US$124 millones (Ps.1,434 millones) del trimestre anterior y en contraste a la pérdida neta de US$24 millones (Ps.273 millones) reportada en el mismo período de 2003. La utilidad neta para los primeros nueve meses de 2004 sumó US$306 millones (Ps.3,516 millones).

- Hylsamex continúa creciendo orgánicamente, invirtiendo en productos y servicios de valor agregado mediante las operaciones de acero recubierto: en el trimestre, Galvak arrancó producción en una nueva línea de perfiles recubiertos, agregando 38 mil toneladas anuales de capacidad de procesamiento.

RESUMEN



EBITDA Trimestral
(US$ Millones)
232
240
200
160
120
80
40
0
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04

Durante el tercer trimestre de 2004, Hylsamex experimentó su tercer trimestre consecutivo de flujo de efectivo de operación récord. Hylsamex reportó EBITDA de US$232 millones en 3T04, rebasando los récords anteriores de US$222 millones y US$110 millones alcanzados en 2T04 y 1T04, respectivamente; el EBITDA de 3T04 es también más de cinco veces el EBITDA de US$44 millones generado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA de 3T04 alcanzó US$280/tonelada, similar alUS$282/tonelada logrado en el trimestre anterior y más de cuatro veces el US$61/tonelada obtenido en el mismo trimestre de 2003.

A todo lo largo de 2004, las fortalezas competitivas de Hylsamex -construidas con las inversiones de US$1.6 mil millones realizadas en los 1990s- le han permitido capitalizar el entorno favorable para la industria global del acero. Mientras que el ingreso por tonelada continuó aumentando durante 3T04 debido a la estrechez adicional en la demanda y oferta internacional del acero, la Compañia ha mantenido su costo por tonelada relativamente estable como resultado de sus fortalezas competitivas: integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica. El margen de EBITDA de la Compañía, por tanto, se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que lograra un volumen de ventas trimestral récord de 828 mil toneladas en 3T04, empujado por el nivel más alto de volumen de exportación trimestral desde 1995.



Volumen de Ventas
('000 Toneladas)
900
800
700
600
500
400
300
200
1T 3T 1T 3T 1T 3T 1T 3T
01 01 02 02 03 03 03 04



Ingreso y Costo Erogable por Tonelada
(US$/Tonelada)
900
800
700
600
500
400
300
200
Ingreso por tonelada
Costo Erogable por tonelada
1T 3T 1T 3T 1T 3T 1T 3T
01 01 02 02 03 03 03 04

El EBITDA acumulado de Hylsamex de US$564 millones para los primeros nueve meses de 2004 representa la piedra angular para cambiar radicalmente la estructura financiera de la Compañía. Los esfuerzos de la administración se enfocaron a reducir el nivel absoluto de deuda y refinanciar la deuda remanente bajo términos y condiciones más favorables. La fuerte generación interna de flujo de efectivo libre y los recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004 causaron una marcada reducción de US$280 millones en la deuda neta de caja durante el

trimestre. En los primeros nueve meses de 2004, Hylsamex ha disminuido notablemente su deuda neta de caja en 42%, de un saldo de US$1,014 millones a fines de 2003, a un saldo de US$587 millones al final de 3T04. Adicionalmente, las subsidiarias operadoras de Hylsamex -Hylsa y Galvak- obtuvieron nuevos préstamos bancarios por un monto de US$335 millones para refinanciar deuda bancaria bajo mejores términos (incluyendo una nueva Línea de Crédito Revolvente sin garantías para Hylsa de US$60 millones y con plazo de tres años, a la fecha totalmente disponible). En consecuencia, la sobresaliente reducción de apalancamiento alcanzada en lo que va de 2004 ha establecido el camino para el crecimiento futuro de Hylsamex y ha fortalecido significativamente el balance general de la Compañía.


Deuda Neta a EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
8.6x
1.0x
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04


Cobertura de Intereses EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
1.2x
6.9x
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04

En los primeros nueve meses de 2004, Hylsamex ha erogado US$31 millones en inversiones en activo fijo. Hylsa, la subsidiaria productora de acero, ha invertido US$22 millones en lo que va de 2004. Estas inversiones están dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

El crecimiento de Hylsamex está centrado en Galvak, la subsidiaria que produce acero recubierto. En los primeros nueve meses de 2004, Galvak ha invertido US$8 millones, principalmente orientados a desarrollar nuevos productos, aumentar el valor agregado del acero galvanizado, y extender la red de distribución de la subsidiaria en Norte América. La cifra acumulada para 2004 parece relativamente baja porque Galvak ha optado por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Durante 3T04, la subsidiaria inició producción en una nueva línea de perfiles recubiertos, que agrega 38 mil toneladas anuales de capacidad de procesamiento. Estos proyectos son además de los que comenzaron operaciones en los dos trimestres anteriores: el inicio de producción en la "Línea de Acanalado #4" y la apertura de centros de servicio y distribución adicionales en E.U.

La industria del acero en el mundo continúa viviendo un año extraordinario en 2004. El mayor crecimiento económico mundial ha provocado una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la tendencia de consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de rentabilidad baja. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Como resultado de las condiciones económicas favorables, Hylsamex permanece prudentemente optimista para los siguientes trimestres. Elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, son las variables importantes para evaluar el desempeño futuro de la Compañía.

Hylsamex registró un volumen de ventas récord durante 3T04, por mayores exportaciones de productos planos (también incluye productos recubiertos y tubulares), que crecieron 29% y 23% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente. Los embarques totales para 3T04 alcanzaron 827,700 toneladas, 5% o 41,000 toneladas superiores a las 786,700 toneladas del trimestre previo y 14% o 104,400 toneladas mayores que las 723,300 toneladas del mismo trimestre de 2003. Volúmenes adicionales de acero comprado a terceros para las operaciones de recubiertos le permitieron a Hylsamex aumentar el volumen de ventas consolidado.


Embarques
('000 toneladas)
723
787
828
Exp
Dom
3T03
2T04
3T04

El volumen de ventas doméstico permaneció fuerte en 3T04, pero se observó una ligera disminución contra el trimestre anterior debido a un clima lluvioso en México, que afectó a la construcción y aminoró un poco las ventas de productos largos. Sin embargo, el mercado doméstico permanece robusto, como indica el crecimiento de 10% en volúmenes comparado al mismo trimestre de 2003. El volumen de ventas doméstico alcanzó 608,100 toneladas, 5,100 toneladas o 1% menor que las 613,200 del trimestre anterior pero 10% o 56,700 toneladas mayores que las 551,400 toneladas registradas en el mismo trimestre de 2003. El aumento en volúmenes domésticos durante 2004 revela mejores fundamentales locales.


Ingreso Exportación
(US$ millones)
90
131
174
3T03
2T04
3T04

Las exportaciones de Hylsamex para 3T04 representan el nivel más alto de exportación registrado desde 1995. Las exportaciones alcanzaron 219,600 toneladas, 27% o 46,100 toneladas superiores a las 173,500 toneladas del trimestre anterior y 28% o 47,700 toneladas mayores que las 171,900 toneladas exportadas en el mismo trimestre de 2003. Ambos aumentos resultaron principalmente de exportaciones adicionales de productos planos, las cuales crecieron 29% y 23% comparadas al trimestre anterior y al mismo trimestre de 2003, respectivamente. Los precios de exportación en 3T04 calculados en dólares nominales aumentaron 7% y 59% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente, siguiendo la tendencia de los precios internacionales. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$174 millones en 3T04, reflejando aumentos sustanciales de 32% y 94% en comparación con el trimestre previo y el mismo trimestre de 2003, respectivamente. La Compañía sigue visualizando una demanda robusta de acero a nivel mundial.

Durante los primeros nueve meses de 2004, Hylsamex ha vendido 2,402,200 toneladas, volumen 12% superior a los embarques de 2,152,500 toneladas registrados en los primeros nueve meses de 2003. En este período, tanto las ventas domésticas como las de exportación registraron un crecimiento sólido: las ventas domésticas crecieron 12%, a un nivel de 1,851,100 toneladas, mientras que las ventas de exportación aumentaron 11% a un total de 551,100 toneladas. La reactivación del crecimiento económico en las regiones más importantes del mundo, así como en México, ha permitido registrar un fuerte volumen de ventas en 2004.

INGRESO

Los ingresos de Hylsamex aumentaron de nuevo en 3T04 como resultado del crecimiento en los precios internacionales del acero y un sólido volumen de ventas. La Compañía generó ingresos por US$640 millones (Ps.7,353 millones) en 3T04, 9% por encima de los US$589 millones (Ps.6,802 millones) obtenidos en el trimestre anterior y 74% mayores que los US$367 millones (Ps.4,153 millones) alcanzados en el mismo trimestre de 2003.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Además, Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas (alrededor del 85%) son ventas spot. Finalmente, los precios fuertes continuaron en 3T04, demostrado por algunos aumentos de precio exitosamente implementados por Hylsamex para reflejar los niveles de los precios internacionales.

Como consecuencia del sostenimiento de los precios fuertes, en 3T04 el ingreso por tonelada de Hylsamex aumentó y llegó a US$773/tonelada, que consiste de un precio promedio de acero de US$734/tonelada y de un US$39/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$773/tonelada para 3T04 refleja un aumento moderado de 3% o US$25/tonelada comparado con el US$748/tonelada obtenido en el trimestre previo y representa un notable aumento de 52% o US$266/tonelada en relación al US$507/tonelada logrado en el mismo trimestre de 2003.

En los primeros nueve meses de 2004, Hylsamex ha generado US$1,690 millones (Ps.19,390 millones) en ingresos, un aumento significativo de 55% comparado a los ingresos de US$1,091 millones (Ps.12,346 millones) reportados para el mismo período de 2003. En este período, el ingreso por tonelada ha alcanzado US$703/tonelada, un incremento sustancial de 39% en relación al ingreso por tonelada de US$507/tonelada obtenido en el mismo período de 2003.

Volumen de Ventas e Ingreso
('000s de Toneladas y Millones de Pesos Constantes a Septiembre 30, 2004)

	3T04		2T04		3T03		9M04		9M03	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Mercado Doméstico	608.1	5,355.7	613.2	5,282.4	551.4	3,138.3	1,851.1	14,829.8	1,657.1	9,457.2
Mercado Exportación	219.6	1,997.8	173.5	1,519.4	171.9	1,014.3	551.1	4,560.5	495.4	2,889.2
Total	827.7	7,353.5	786.7	6,801.8	723.3	4,152.6	2,402.2	19,390.2	2,152.5	12,346.4

COSTO DE VENTAS

Durante 2004, Hylsamex ha operado a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero, y 3T04 no fue la excepción. Adicionalmente, el ambiente de costos de insumos para la industria del acero ha permanecido prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima y sigue beneficiándose de la renovada competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido relativamente estables durante la mayor parte de 2004.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) operó a un ritmo para producir de 35 a 40 mil toneladas mensuales durante 3T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

Hylsamex enfrentó un costo de gas natural ligeramente menor en 3T04, en comparación al trimestre anterior. En relación al precio de la chatarra, el mercado de chatarra volvió a apretarse durante 3T04 tras perder algo de fuerza en 2T04. El precio de la chatarra en E.U.[1] rebotó de US$160/tonelada durante la mayoría de 2T04 a un nivel promedio de US$215/tonelada en 3T04. En lo que va de 4T04, al 15 de octubre el precio de la chatarra se observa en US$238/tonelada. Como resultado de un mayor precio de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 3T04, Hylsamex utilizó 41% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 3T04 alcanzó US$411 millones (Ps.4,721 millones), 12% superior a los US$368 millones (Ps.4,256 millones) registrados en el trimestre anterior y 27% por encima de los US$325 millones (Ps.3,675 millones) del mismo período de 2003. El aumento en el costo de ventas versus el trimestre anterior se debió a un mayor volumen de ventas, incrementos en el precio de la chatarra, y alzas en el volumen y costo de acero comprado a terceros para las operaciones de recubiertos. El incremento contra el mismo trimestre de 2003 resultó de estos mismos factores así como mayores costos de energéticos.

El costo por tonelada para 3T04 llegó a US$496/tonelada, US$28/tonelada o 6% mayor que el US$468/tonelada alcanzado en el trimestre anterior y US$47/tonelada o 11% superior al US$449/tonelada registrado en el mismo trimestre de 2003. El aumento de US$28/tonelada en el costo por tonelada contra el trimestre anterior fue causado totalmente por un incremento en el costo variable, porque el costo fijo por tonelada permaneció sin cambios. El aumento en el precio de la chatarra e incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos explican el aumento en el costo variable. Con respecto al incremento de US$47/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por un aumento de US$57/tonelada en el costo variable, parcialmente compensado con una reducción de US$10/tonelada en el costo fijo. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos. Un mayor nivel de embarques permitió un mejor prorrateo de costos fijos que produjo la disminución en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 3T04 alcanzó US$5.47/MMBtu (que corresponde a un precio de referencia de US$5.50/MMBtu en el sur de Texas), cifra que es 3% menor que el US$5.66/MMBtu registrado en el trimestre anterior, pero 10% superior al US$4.98/MMBtu observado en el mismo trimestre de 2003. Durante 3T04, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos mensuales, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

Insumos Energéticos

Precios Trimestrales


7.0
6.0
5.0
4.0
3.0
2.0
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
Gas Natural Sur de Texas
Electricidad (US ¢/KWh)
Costo Efectivo Gas Natural Hylsamex (US$/MMBtu)

4T04

[1] Precio de chatarra "Heavy Melting #1", promedio de Pittsburgh, Chicago y Philadelphia; American Metal Market.

- Octubre: El costo efectivo de gas natural para Hylsamex será de aproximadamente US$5.30/MMBtu, que considera el descuento de US$0.375/MMBtu en 200 contratos por la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03 y el resultado favorable de US$0.203/MMBtu de un swap US$5.27/MMBtu en 200 contratos.
- Noviembre y Diciembre: 63% de los requerimientos cubiertos con un túnel sin costo entre US$4.1225 y US$5.00/MMBtu.

2005

- Calendario 2005: 32% de las necesidades para el año cubiertas con un swap a US$4.33/MMBtu, con un techo en US$6.75/MMBtu.
- Calendario 2005: 32% de los requerimientos para el año cubiertos con un swap a US$5.78/MMBtu. Este swap tiene flexibilidad adicional: cuando el precio de mercado fluctúa entre US$4.9501/MMBtu y US$5.78/MMBtu, la Compañía pagará el precio de mercado prevaleciente. Además, el swap a US$5.78/MMBtu tiene un techo en US$7.75/MMBtu.

Costo Gas Natural 2005 (con coberturas)


Costo Sin Coberturas
Costo Hylsamex
Costo Hylsamex US$/MMBtu
9.00
8.00
7.00
6.00
5.00
5.00 6.00 7.00 8.00 9.00
Precio Sur de Texas US$/MMBtu
Calendario 2005 Precio Promedio Futuros
Calendario 2005 Rango Alto-Bajo Precio Futuros

La gráfica adyacente describe el costo de gas natural de Hylsamex para 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros para el Calendario 2005, al 22 de octubre de 2004.

2007

Calendario 2007: La Compañía vendió un swaption a US$4.25/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2003 fue US$0.25/MMBtu menor que el precio de NYMEX, en promedio.

Valuación de las coberturas de gas natural[2]: al 22 de octubre de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$44 millones (que representa una cantidad positiva).

El costo de la electricidad para 3T04 fue de US¢4.51/Kwh, 8% más alto que el US¢4.16/Kwh registrado en el trimestre anterior y 15% mayor que el US¢3.93/Kwh observado en el mismo trimestre de 2003. La variación contra ambos períodos fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 3T04 aumentó US$10/tonelada con respecto al trimestre anterior y también fue US$53/tonelada superior al obtenido en el mismo trimestre de 2003. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció notablemente estable.

El costo del fierro esponja aumentó marginalmente US$2/tonelada en 3T04 contra el trimestre anterior, y subió US$4/tonelada versus el mismo trimestre de 2003. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía.

[2] La valuación estimada de los derivados de gas corresponde a cálculos internos de la compañía.

Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. El costo para Hylsamex de su mezcla de chatarra doméstica aumento de nuevo, US$18/tonelada contra el trimestre anterior, y también registró un alza de US$100/tonelada comparado con el mismo trimestre de 2003. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

Durante 3T04, el costo para Hylsamex de su mezcla de chatarra importada retrocedió ligeramente por segundo trimestre consecutivo, tras los precios más altos del año observados en el primer trimestre de 2004: el costo disminuyó US$3/tonelada versus el trimestre anterior. En la comparación contra el mismo trimestre de 2003, el costo de la chatarra importada creció considerablemente en US$90/tonelada. El aumento sostenido en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de la fuerte demanda mundial de acero.

El costo de ventas para los primeros nueve meses de 2004 ascendió a US$1,131 millones (Ps.12,971 millones), lo que significa un aumento de 18% del nivel de costos de US$962 millones (Ps.10,880 millones) registrado en el mismo periodo de 2003. El aumento de 18% en el costo de ventas refleja el 12% de incremento en embarques y un mayor costo variable. El costo por tonelada permaneció relativamente estable, al aumentar solamente US$24/tonelada o 5%, de US$447/tonelada en los primeros nueve meses de 2003 a US$471/tonelada en el mismo periodo de 2004. En esta comparación, el costo variable subió US$35/tonelada como resultado de mayores costos de la chatarra, incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos, y alzas en el costo de energéticos. Sin embargo, el aumento en el costo variable fue compensado en parte por una reducción de US$11/tonelada en costos fijos causada por los mayores embarques en 2004.

GASTOS DE OPERACIÓN

Los gastos de operación para 3T04 alcanzaron US$28 millones (Ps.318 millones), 4% menores que los US$29 millones (Ps.334 millones) registrados en el trimestre anterior y 4% debajo de los US$29 millones (Ps.326 millones) reportados en el mismo trimestre de 2003. La estabilidad de los gastos de operación refleja el control ejercido por la administración en esta área, donde la mayoría de los costos son fijos. La escasa variación en el nivel absoluto de gastos de operación, en conjunto con el aumento en ingresos, produjo una caída considerable en la razón de gastos de operación a ventas, que disminuyó a 4.3% en 3T04, menor que los 4.9% y el 7.9% observados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En una base por tonelada, los gastos de operación alcanzaron US$33/tonelada, registrando pequeñas reducciones de US$3/tonelada y US$6/tonelada en las comparaciones contra el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Para los nueve meses terminados en septiembre de 2004, los gastos de operación totalizaron US$87 millones (Ps.997 millones), 4% superiores a los US$84 millones (Ps.946 millones) registrados en el mismo periodo de 2003. En los primeros nueve meses de 2004, la razón de gastos de operación a ventas disminuyó a 5.1% en comparación al 7.7% registrado en el mismo periodo de 2003.

UTILIDAD DE OPERACIÓN Y EBITDA

En lo que va de 2004, Hylsamex ha logrado generar rentabilidad de operación récord. Durante 3T04 la utilidad de operación totalizó US$201 millones (Ps.2,314 millones), US$10 millones mayor que

los US$191 millones (Ps.2,212 millones) obtenidos en el trimestre anterior y US$188 millones superior a los US$13 millones (Ps.152 millones) logrados en el mismo trimestre de 2003. El margen operativo de Hylsamex para 3T04 alcanzó 31%, ligeramente menor que el 33% registrado en el trimestre anterior pero considerablemente por encima del 4% obtenido en el mismo trimestre de 2003.


EBITDA Trimestral
(US$ Millones)
232
240
200
160
120
80
40
0
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T
01 01 01 01 02 02 02 02 03 03 03 03 04 04 04


EBITDA por Tonelada
(US$/Tonelada)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
280
2000 2001 2002 2003 1T04 2T04 3T04

Similar al resultado a nivel de utilidad de operación, en términos de EBITDA Hylsamex implantó un nuevo récord trimestral en 3T04. El EBITDA en 3T04 de US$232 millones (Ps.2,666 millones) fue US$10 millones mayor a los US$222 millones (Ps.2,564 millones) generados en el trimestre anterior y más de cinco veces los US$44 millones (Ps.500 millones) conseguidos en el mismo trimestre de 2003. El margen de EBITDA de Hylsamex alcanzó 36% durante 3T04, ligeramente menor al 38% registrado en el trimestre previo pero todavía marcadamente mayor al margen de EBITDA de 12% obtenido en el mismo trimestre de 2003. En una base por tonelada, el EBITDA alcanzó US$280/tonelada en 3T04, similar al US$282/tonelada logrado en el trimestre previo, y más de cuatro veces el US$61/tonelada obtenido en el mismo trimestre de 2003.

En 3T04, la rentabilidad operativa de nuevo alcanzó niveles excepcionales, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una muy ligera disminución en márgenes. Esta reducción se explica casi totalmente por un mayor volumen y costo de acero comprado a terceros para las operaciones de recubiertos, que comprimió un poco el margen consolidado de Hylsamex pero aumentó el volumen de ventas consolidado. En resumen, las mayores compras de acero de terceros fueron procesadas y vendidas por la Compañía con un margen de utilidad relevante, que le permitió a Hylsamex generar más utilidad de operación y EBITDA en términos absolutos. En la comparación contra el mismo trimestre de 2003, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de producción de la Compañía aumentaron sólo marginalmente.

La utilidad de operación acumulada durante los primeros nueve meses de 2004 totalizó US$472 millones (Ps.5,422 millones), más de diez veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$46 millones (Ps.520 millones). El EBITDA también aumentó notablemente, ya que Hylsamex ha generado US$564 millones (Ps.6,479 millones) en los primeros nueve meses de 2004, más de cuatro veces el EBITDA de US$139 millones (Ps.1,577 millones) acumulado en el mismo período de 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 3T04 un costo financiero neto de US$10 millones (Ps.113 millones), que se compara con los costos financieros netos de US$45 millones (Ps.522 millones) y US$53 millones (Ps.597 millones), reportados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Las variaciones en el RIF observadas en los periodos de comparación tienen que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Durante 3T04, la Compañía también experimentó una significativa reducción en sus gastos financieros netos en relación a ambos periodos de comparación, como resultado de la reducción de US$280 millones de la deuda neta en el trimestre y el refinanciamiento de deuda bancaria bajo términos más atractivos. El gasto financiero neto para 3T04 disminuyó 8% o US$2 millones comparado al trimestre anterior y también bajó 20% o US$5 millones versus el mismo trimestre de 2003.

En los primeros nueve meses de 2004, la Compañía registró un costo financiero neto de US$54 millones (Ps.616 millones), 47% menor que el costo financiero neto de US$103 millones (Ps.1,168 millones) reportado para el mismo periodo de 2003. La mayor parte de la reducción obedece a menores pérdidas cambiarias en 2004.

Resultado Integral de Financiamiento
Millones de Pesos Constantes a Septiembre 30, 2004

	3T04	2T04	3T03	9M04	9M03
Productos Financieros	16.8	17.2	13.9	47.3	55.0
Gastos Financieros	(244.6)	(265.9)	(295.0)	(781.4)	(846.2)
Gastos Financieros, neto	(227.8)	(248.7)	(281.1)	(734.1)	(791.2)
Efecto en Cambio de Paridad	(28.5)	(274.3)	(473.0)	(227.7)	(671.2)
Resultado por Posición Monetaria	162.3	(3.4)	161.9	380.7	311.0
Act. Pasivo Laboral	(18.3)	0.6	(13.7)	(34.0)	(28.3)
CIF Capitalizado	(0.6)	3.9	8.8	(1.0)	11.8
Total CIF	(112.9)	(521.9)	(597.1)	(616.1)	(1,167.9)
Variables Macroeconómicas					
Paridad Ps / US$ fin del periodo	11.4106	11.4116	10.9272	11.4106	10.9272
(Apreciación) / Depreciación del Peso	(0.01%)	2.31%	4.26%	1.55%	5.96%
Inflación Doméstica	1.71%	-0.01%	1.08%	3.34%	2.35%

RESULTADO NETO CONSOLIDADO

Durante 3T04, la Compañía registró una utilidad neta consolidada de US$119 millones (Ps.1,369 millones), ligeramente menor a la utilidad neta de US$124 millones (Ps.1,434 millones) del trimestre anterior y en contraste a la pérdida neta de US$24 millones (Ps.273 millones) reportada en el mismo trimestre de 2003. Contra el mismo trimestre de 2003, el resultado neto mejoró principalmente a causa del repunte marcado en rentabilidad operativa y mayor utilidad por método de participación en Sidor.

En los primeros nueve meses de 2004 terminados el 30 de septiembre de 2004, la Compañía ha generado una utilidad neta consolidada de US$306 millones (Ps.3,516 millones), que se compara favorablemente con la pérdida neta de US$16 millones (Ps.190 millones) reportada para el mismo

período de 2003. La variación tan significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004.

Integración de la Utilidad (Pérdidad) Neta Millones de Pesos Constantes a Septiembre 30, 2004	3T04	9M04
Utilidad de Operación	2,313.9	5,422.0
Costo Integral de Financiamiento	(112.9)	(616.1)
Otros ingresos (gastos) y partidas especiales	(16.4)	(56.0)
Impuestos, Causados y Diferidos	(941.5)	(1,653.7)
Participación en resultados de asociadas	125.4	420.0
Utilidad Neta Consolidada en 3T04	1,368.5	
Utilidad Neta Consolidada en 9M04		3,516.2

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 3T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2004 alcanzó US$587 millones, US$280 millones o 32% menor que el saldo de US$867 millones que se tenía el 30 de junio de 2004. La marcada reducción de deuda neta contra el trimestre anterior se obtuvo principalmente mediante los prepagos de deuda bancaria realizados por la Compañía por US$176 millones con generación interna de efectivo y los recursos netos de US$137 millones de la emisión de capital, que fueron aplicados en su totalidad a prepagos de deuda bancaria.

Variación de la Deuda Millones de US$	
Deuda neta al 30 de junio de 2004	867.0
Generación de efectivo	(232.1)
Inversión en capital de trabajo operativo	62.5
Emisión de Capital	(137.1)
Otras partidas (1)	(6.9)
Intereses acumulados	19.3
Impuestos	8.1
Inversión en activo fijo	5.3
Intereses PIK acumulados	1.0
= Deuda neta al 30 de septiembre de 2004	587.1

(1) Principalmente pasivo laboral.

Impuestos Pagados: Los impuestos pagados durante 3T04 ascendieron a US$8 millones, mayores que los US$6 millones erogados en el trimestre anterior e idénticos a los US$8 millones pagados en el mismo trimestre de 2003. A pesar del incremento significativo en la rentabilidad de operación, la Compañía está pagando impuestos que solamente reflejan el impuesto al activo causado. En relación al impuesto sobre la renta, la Compañía no enfrentará una mayor carga fiscal debido a los saldos pendientes de pérdidas fiscales por amortizar y créditos de impuesto al activo. Al 30 de septiembre de 2004, la Compañía mantiene US$346 millones y US$157 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo.

Capital de Trabajo Neto (CTN): Durante 3T04, el CTN representó un uso significativo de efectivo de US$63 millones; sin embargo, la cifra para 3T04 fue considerablemente menor a la inversión en CTN de US$93 millones realizada en el trimestre anterior. En 3T04, la Compañía invirtió en capital de trabajo debido a mayores niveles de producción y volumen de ventas. Se destinaron recursos principalmente a inventarios -con un énfasis en Galvak, que compró más acero de terceros- y en menor grado a cuentas por cobrar. La Compañía continuó mostrando una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días aumentó a 40

días en 3T04 comparado a los 34 días del trimestre anterior, pero disminuyó 10 días en relación a los 50 días registrados el mismo trimestre de 2003.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$5 millones en 3T04, que representa disminuciones de US$8 millones y US$6 millones comparado a las inversiones del trimestre anterior y del mismo trimestre de 2003, respectivamente.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	1,014.3
Generación de efectivo	(564.1)
Inversión en capital de trabajo operativo	170.6
Emisión de Capital	(137.1)
Otras partidas (1)	(15.7)
Intereses acumulados	55.3
Impuestos	24.8
Inversión en activo fijo	30.9
Intereses PIK acumulados	8.1
= Deuda neta al 30 de septiembre de 2004	587.1

(1) Principalmente pasivo laboral.

VARIACIÓN DE LA DEUDA NETA EN 9M04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2004 disminuyó a US$587 millones, US$427 millones o 42% menor que el saldo de US$1,014 millones que se tenía el 31 de diciembre de 2003. Esta reducción significativa de deuda neta en los primeros nueve meses de 2004 se obtuvo a través de US$261 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo libre de efectivo que incrementó las reservas de efectivo en US$28 millones de fines de 2003 a un saldo de US$113 millones al 30 de septiembre de 2004.

Impuestos Pagados: Los impuestos pagados durante los primeros nueve meses de 2004 ascendieron a US$25 millones, ligeramente menores que los US$27 millones erogados en el mismo período de 2003.

Capital de Trabajo Neto (CTN): En los primeros nueve meses de 2004, el CTN representó un uso significativo de efectivo de US$171 millones. En 9M04, el CTN en días disminuyó a 37 días, de 49 días en los primeros nueve meses de 2003. La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y en menor grado, al mayor volumen de ventas y producción.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$31 millones en los primeros nueve meses de 2004, US$7 millones menores que las inversiones realizadas en el período comparable de 2003. Galvak continúa su plan de expansión y ha invertido US$8 millones en lo que va de 2004. La cifra acumulada para 2004 parece relativamente baja porque Galvak ha optado por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Asimismo, de la cifra de Hylsamex para los primeros nueve meses de 2004, US$5 millones corresponden al descapote de mineral en las minas y US$17 millones se relacionan a inversiones normales en Hylsa.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 3T04. Un mayor flujo de efectivo de operación mantuvo las reservas de efectivo en niveles altos, incluso después de utilizar montos considerables de efectivo para prepagar US$176 millones de deuda bancaria durante 3T04. Las reservas de efectivo alcanzaron US$113 millones al 30 de septiembre de 2004, menores que el saldo de US$140 millones al final del trimestre anterior, pero representan un incremento de US$28 millones contra el saldo de US$85 millones a fines de 2003.

Hacia finales de 3T04, la Compañía obtuvo una nueva Línea de Crédito Revolvente sin garantías para Hylsa de US$60 millones y con plazo de tres años. El propósito de la línea es apoyar en los requerimientos de capital de trabajo. La nueva línea de crédito mejora significativamente la liquidez de Hylsa y su perfil crediticio; a la fecha está totalmente disponible y tiene el 30 de septiembre de 2007 como fecha de expiración. Este nuevo crédito reemplaza a la línea de crédito garantizada de US$40 millones.

ESTRUCTURA DE CAPITAL & PERFIL DE DEUDA

Durante 3T04, la administración de Hylsamex tomó acciones importantes para fortalecer sustancialmente el balance general de la Compañía y mejorar el perfil de deuda de largo plazo. Hylsamex exitosamente completó las siguientes transacciones en los mercados de deuda y capital:

- El 15 de julio de 2004, Hylsamex exitosamente colocó 101 millones de acciones HylsamxL en los mercados de capital locales e internacionales a un precio de Ps.16.00 por acción HylsamxL. Los recursos netos totalizaron US$137 millones, y fueron utilizados para prepagar deuda bancaria a nivel de la compañía tenedora Hylsamex, S.A. de C.V. ("Facility B").

- El 9 de agosto de 2004, Hylsa realizó un prepago a su deuda bancaria "Facility A" por un monto de US$75 millones, utilizando flujo de efectivo generado internamente.

- El 16 de agosto de 2004, Galvak obtuvo US$175 millones en financiamiento bancario de mediano plazo. Los recursos netos fueron utilizados por Galvak para refinanciar US$119 millones de su propia deuda, aplicando los restantes US$54 millones junto con reservas de efectivo de la subsidiaria para pagar totalmente el saldo insoluto de US$86 millones de la deuda bancaria denominada "Facility B" a nivel de la empresa tenedora Hylsamex S.A. de C.V.

- El 20 de septiembre de 2004, Hylsa realizó un prepago a su deuda bancaria "Facility A" por un monto de US$70 millones, utilizando flujo de efectivo generado internamente.

- El 30 de septiembre de 2004, Hylsa obtuvo US$100 millones en financiamiento bancario de mediano plazo sin garantías. Los recursos netos de la transacción fueron utilizados por Hylsa para pagar totalmente el saldo insoluto de la deuda bancaria denominada "Facility A". Adicionalmente, Hylsa obtuvo una nueva Línea de Crédito Revolvente de US$60 millones sin garantías por un plazo de tres años, que reemplaza la anterior línea de crédito garantizada de US$40 millones
    - Como resultado de esta transacción, Hylsa se comprometió con su grupo de bancos a llamar un mínimo de US$59 millones de las Notas 9 1/4% con vencimiento en 2007 que totalizan US$139 millones. Hylsa deberá hacer este prepago antes del 31 de diciembre de 2005.

A través de estas transacciones y los prepagos de deuda bancaria realizados en los primeros nueve meses de 2004, Hylsamex ha pagado la totalidad de la deuda bancaria originada en la reestructura de deuda de 2002. Por consiguiente, las garantías han sido canceladas e Hylsamex ha aumentado su flexibilidad. Específicamente, el pago total de la deuda originada en la reestructura de 2002 fortalece a Hylsamex de la siguiente manera:

- El perfil de deuda consolidada de Hylsamex refleja una mejora considerable: la vida promedio de la deuda de la Compañía es ahora de 4.0 años;
- Permite a Hylsa clasificar 91% de su deuda total como "deuda sin garantías", fortaleciendo así el perfil crediticio de Hylsa;
- Mejora el costo de financiamiento;
- La renovada flexibilidad de Hylsa y Galvak abre el camino para que Hylsamex reanude una política de dividendos continua y adecuada.

RAZONES FINANCIERAS CLAVE

La fuerte generación de EBITDA y la marcada reducción en la deuda neta alcanzada durante 3T04 permitieron una mejora adicional en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 1.0x a fines del 3T04, una disminución notoria del 2.0x y 5.5x observados en el trimestre anterior y el período comparable de 2003, respectivamente. La

cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 6.9x, comparada con 4.5x en el trimestre previo y 2.0x en el mismo trimestre de 2003.

Valuación de los derivados de tasa de interés[3]**:** Al 21 de octubre de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$0.8 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$11 millones (Ps.125 millones) en 3T04, que se compara con las utilidades de US$21 millones (Ps.246 millones) y US$3 millones (Ps.35 millones) registradas en el trimestre previo y el período comparable de 2003, respectivamente. Sidor logró una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados doméstico y de exportación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

[3] La valuación estimada de los derivados de tasa de interés corresponde a cálculos internos de la compañía.

Información Financiera Seleccionada

(Millones de pesos de poder adquisitivo del 30 de septiembre de 2004)

Estado de Resultados	3T 2004	2T 2004	3T 2003	9M 2004	9M 2003
Ingreso	7,353	6,802	4,153	19,390	12,346
Utilidad bruta	2,632	2,546	478	6,419	1,466
Ut. de Operación	2,314	2,212	152	5,422	520
RIF	(113)	(522)	(597)	(616)	(1,168)
Part. en subsidiarias	125	246	35	420	215
Utilidad neta consolidada	1,369	1,434	(273)	3,516	(190)
Utilidad neta mayoritaria	1,362	1,409	(289)	3,464	(199)

Balance General	Sep. 2004	Jun. 2004	Sep. 2003
Activo circulante	9,686	8,974	6,568
Activo no circulante	23,718	24,048	24,581
Activo Total	33,404	33,022	31,149
Pasivo Corto Plazo	4,809	4,324	3,286
Pasivo Largo Plazo	12,692	15,637	16,295
Pasivo Total	17,501	19,961	19,581
Capital Contable	15,903	13,061	11,568
Interés mayoritario	13,956	11,083	9,641

Indicadores Operativos y Financieros

Estado de Resultados	3T 2004	2T 2004	3T 2003	9M 2004	9M 2003
Volumen de ventas ('000 toneladas)	828	787	723	2,402	2,153
Exportaciones (%)	26.5	22.1	23.8	22.9	23.0
Ingreso/ton	8,884	8,646	5,741	8,072	5,736
Costo erogable/ton	5,278	4,962	4,599	4,959	4,564
Mg. Bruto (%)	35.8	37.4	11.5	33.1	11.9
Mg. Operación (%)	31.5	32.5	3.7	27.9	4.2
Mg. EBITDA (%)	36.3	37.7	12.0	33.4	12.8
Utilidad por acción	2.24	2.78	(0.57)	5.70	(0.39)

Balance General	Sep. 2004	Jun. 2004	Sep. 2003
Deuda neta (Ps. millones)	6,700	10,062	12,081
Deuda neta (US$ millones)	587	867	1,053
Deuda neta a capital	0.4	0.8	1.1
Razón circulante	2.0	2.1	2.0
V. Libros / acción	22.97	21.89	19.04
Cobertura Interés†			
Últimos 12 meses	6.9	4.5	2.0
Trimestral	11.7	10.3	1.8

* Basado en acciones y utilidad neta mayoritaria.
** Cifras mensuales convertidas al tipo de cambio promedio de cada mes

† (EBITDA) /(Gastos financieros, neto)
†† Basada en el precio de la acción al final de cada trimestre: Ps.23.33 en sep/30/04, Ps.16.90 en jun/31/04 y Ps.7.10 en sep/30/03

Estado Consolidado de Situación Financiera

Al 30 de septiembre de 2004, comparativo con 2003
(Millones de Pesos de poder adquisitivo del 30 de septiembre de 2004)

Activos	2004	2003
Activo Circulante:		
Efectivo y equivalentes de efectivo	$1,290	$735
Clientes	3,566	2,298
Otras cuentas por cobrar	846	770
Inventarios	3,984	2,765
Total Activo Circulante	**9,686**	**6,568**
Inversiones permanentes	982	610
Inmuebles, maquinaria y equipo	20,698	21,255
Cargos diferidos	1,665	1,802
Impuesto sobre la renta diferido	70	621
Otros activos	303	293
TOTAL ACTIVO	**$33,404**	**$31,149**

PASIVO Y CAPITAL	2004	2003
Pasivo a corto plazo:		
Vencimiento en un año de la deuda a largo plazo	$548	$625
Intereses acumulados por pagar	73	73
Cuentas y gastos acumulados por pagar	4,188	2,588
Total Pasivo a Corto Plazo	**4,809**	**3,286**
Pasivo a Largo Plazo:		
Deuda a largo plazo	7,359	12,112
Deuda L.P. con Cía. afiliada	487	417
Impuesto sobre la renta diferido	3,430	2,480
Estimaciones de remuneraciones al retiro	1,416	1,286
Total Pasivo a Largo Plazo	12,692	16,295
TOTAL PASIVO	**17,501**	**19,581**
CAPITAL CONTABLE:		
Capital social nominal	5,970	4,975
Incremento por actualización	1,104	1,090
Otro capital contribuido	579	
Capital contribuido	7,653	6,065
Capital ganado	6,303	3,576
Total interés mayoritario	13,956	9,641
Interés minoritario	1,947	1,927
TOTAL CAPITAL CONTABLE	**15,903**	**11,568**
TOTAL PASIVO Y CAPITAL CONTABLE	**$33,404**	**$31,149**
Interés mayoritario por acción	22.9731	19.0414
Interés mayoritario por ADS/GDS	137.8385	114.2482

Estado Consolidado de Resultados

Pera el período terminado el 30 de septiembre de 2004, comparativo con 2003
(Millones de Pesos de poder adquisitivo del 30 de septiembre de 2004)

	2004	2003
Ventas netas	$ 19,390	$ 12,346
Costo de ventas	(12,971)	(10,880)
Utilidad bruta	6,419	1,466
Gastos de operación	(997)	(946)
Utilidad de operación	5,422	520
Resultado integral de financiamiento, neto	(616)	(1,168)
Otros productos (gastos), neto	(56)	13
Utilidad (pérdida) antes de las siguientes provisiones	4,750	(635)
Provisiones para:		
Impuesto sobre la renta y al activo	(1,485)	247
Participación de los trabajadores en las utilidades	(169)	(17)
Utilidad (pérdida) antes de participación en los resultados de compañía asociada	3,096	(405)
Participación en resultados de compañía asociada	420	215
Utilidad (pérdida) neta consolidada	**3,516**	**(190)**
Utilidad (pérdida) neta del interés minoritario	**(52)**	**(9)**
Utilidad (pérdida) neta del interés mayoritario	**$ 3,464**	**($ 199)**
Utilidad (pérdida) neta por acción aplicable al interés mayoritario	5.7025	(0.3924)
Utilidad (pérdida) neta por ADS/GDS	34.2150	(2.3545)

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 30 de septiembre de 2004, comparativo con 2003
(Millones de pesos de poder adquisitivo del 30 de septiembre de 2004)

	2004	2003
Operaciones:		
Utilidad (pérdida) neta consolidada	$ 3,516	($ 190)
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,057	1,058
Participación en resultados de compañía asociada	(420)	(215)
Impuesto sobre la renta diferido	1,267	(311)
Otras, neto	78	78
	5,498	420
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(1,487)	(216)
Inventarios	(1,523)	(148)
Cuentas y gastos acumulados por pagar	1,303	(104)
	(1,707)	(468)
Recursos generados por la operación	**3,791**	**(48)**
Financiamiento:		
Préstamos recibidos	3,251	624
Pago de préstamos	(8,030)	32
Incremento en capital social	1,588	
Recursos (aplicados) generados por actividades financieras	**(3,191)**	**656**
Inversión:		
Inversión en acciones, neto		(606)
Inmuebles, maquinaria y equipo	(224)	(320)
Cargos diferidos	(132)	(88)
Otros, neto	57	515
Recursos aplicados a actividades de inversión	**(299)**	**(499)**
Aumento (disminución) en efectivo y equivalentes de efectivo	**301**	**109**
Efectivo y equivalentes de efectivo a principio del período	989	626
Efectivo y equivalentes de efectivo al final del período	**$ 1,290**	**$ 735**

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2865 bytes.

Fecha de recepcion: Oct 13 2004 11:57:49:513AM.

Folio de recepcion: 63760.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 13/10/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Monterrey, N.L, Octubre 13, 2001- Hylsamex informa que los volúmenes y las posturas de compra/venta de sus series "HYLSAMX B" e "HYLSAMEX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

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Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-10-13 11:57:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
13/10/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Monterrey, N.L, Octubre 13, 2001- Hylsamex informa que los volúmenes y las posturas de compra/venta de sus series "HYLSAMX B" e "HYLSAMEX L" que se han presentado el día de hoy se refieren a movimientos naturales del mercado accionario de valores. La empresa no tiene conocimiento de algún evento en particular que haya propiciado dichos movimientos de su acción. Cualquier información o evento relevante será notificado de manera oportuna a través de este mismo medio.

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: DERECHOS.ens

Longitud del sobre: 5394 bytes.

Fecha de recepcion: Oct 21 2004 8:02:01:553AM.

Folio de recepcion: 64540.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
derechos.bmv	1	Aviso de derechos

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

AVISO A LOS ACCIONISTAS

AVISO A LOS ACCIONISTAS

CON MOTIVO DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C. V., CELEBRADA EL 25 DE JUNIO DE 2004, SE INFORMA A LOS ACCIONISTAS DE ESTA SOCIEDAD, ASÍ COMO A LAS INSTITUCIONES DEPOSITARIAS DE TALES VALORES, QUE A PARTIR DEL DÍA HÁBIL SIGUIENTE DE LA PRESENTE PUBLICACIÓN SE PROCEDERÁ AL CANJE DE LOS TÍTULOS DE LAS ACCIONES SERIE "B" EMISIÓN FEBRERO DE 2004 Y DE LOS CERTIFICADOS PROVISIONALES DE LAS ACCIONES SERIE "L" EMISIÓN JULIO DE 2004, REPRESENTATIVOS DEL CAPITAL SOCIAL DE HYLSAMEX, S.A. DE C. V., ACTUALMENTE EN CIRCULACIÓN, POR LOS TÍTULOS DEFINITIVOS REPRESENTATIVOS DE LAS ACCIONES SERIES "B" Y "L" EMISIÓN OCTUBRE DE 2004 CON CUPONES ADHERIDOS DEL NÚMERO 2 (DOS) EN ADELANTE.

POR LO QUE RESPECTA A LOS TÍTULOS DEFINITIVOS Y CERTIFICADOS PROVISIONALES DEPOSITADOS EN LA S. D. INDEVAL, S.A. DE C. V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES (INDEVAL), EL CANJE CITADO SE EFECTUARÁ POR CONDUCTO DEL INDEVAL PARA AQUELLAS ACCIONES QUE SE ENCUENTREN EN ESA INSTITUCIÓN EN LA FECHA DE CANJE CONFORME A LAS DISPOSICIONES LEGALES APLICABLES. EN EL CASO DE AQUELLOS ACCIONISTAS TENEDORES EN FORMA FÍSICA DE TÍTULOS DEFINITIVOS Y CERTIFICADOS PROVISIONALES, PODRÁN ACUDIR PERSONALMENTE O MEDIANTE APODERADO DEBIDAMENTE DESIGNADO, A LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN AVE. MUNICH NO. 101, SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN, EN DÍAS Y HORAS HÁBILES A REALIZAR EL CANJE.

SAN NICOLÁS DE LOS GARZA, N. L. A 20 DE OCTUBRE DE 2004

LEOPOLDO MARROQUÍN MORALES.

SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

México, D.F., 25 de Junio de 2004

Secretario del Consejo de
Administración


BOLSA MEXICANA DE VALORES

Aviso de Derechos de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás obtener cotizaciones en

Fecha de Recepción en BMV: 2004-10-21 08:02:00.0

Prefijo:
DERECHOS

Clave Cotización:
HYLSAMX

Serie:
B,L

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
25/06/2004

Fecha Publicación:
25/06/2004

Aviso a los accionistas:
AVISO A LOS ACCIONISTAS

CON MOTIVO DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C. V., CELEBRADA EL 25 DE JUNIO DE 2004, SE INFORMA A LOS ACCIONISTAS DE ESTA SOCIEDAD, ASÍ COMO A LAS INSTITUCIONES DEPOSITARIAS DE TALES VALORES, QUE A PARTIR DEL DÍA HÁBIL SIGUIENTE DE LA PRESENTE PUBLICACIÓN SE PROCEDERÁ AL CANJE DE LOS TÍTULOS DE LAS ACCIONES SERIE "B" EMISIÓN FEBRERO DE 2004 Y DE LOS CERTIFICADOS PROVISIONALES DE LAS ACCIONES SERIE "L" EMISIÓN JULIO DE 2004, REPRESENTATIVOS DEL CAPITAL SOCIAL DE HYLSAMEX, S.A. DE C. V., ACTUALMENTE EN CIRCULACIÓN, POR LOS TÍTULOS DEFINITIVOS REPRESENTATIVOS DE LAS ACCIONES SERIES "B" Y "L" EMISIÓN OCTUBRE DE 2004 CON CUPONES ADHERIDOS DEL NÚMERO 2 (DOS) EN ADELANTE.

POR LO QUE RESPECTA A LOS TÍTULOS DEFINITIVOS Y CERTIFICADOS PROVISIONALES DEPOSITADOS EN LA S. D. INDEVAL, S.A. DE C. V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES (INDEVAL), EL CANJE CITADO SE EFECTUARÁ POR CONDUCTO DEL INDEVAL PARA AQUELLAS ACCIONES QUE SE ENCUENTREN EN ESA INSTITUCIÓN EN LA FECHA DE CANJE CONFORME A LAS DISPOSICIONES LEGALES APLICABLES. EN EL CASO DE AQUELLOS ACCIONISTAS TENEDORES EN FORMA FÍSICA DE TÍTULOS DEFINITIVOS Y CERTIFICADOS PROVISIONALES, PODRÁN ACUDIR PERSONALMENTE O MEDIANTE APODERADO DEBIDAMENTE DESIGNADO, A LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN AVE. MUNICH NO. 101, SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN, EN DÍAS Y HORAS HÁBILES A REALIZAR EL CANJE.

SAN NICOLÁS DE LOS GARZA, N. L. A 20 DE OCTUBRE DE 2004

LEOPOLDO MARROQUÍN MORALES.
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 75871 bytes.

Fecha de recepcion: Oct 25 2004 12:39:41:293PM.

Folio de recepcion: 64909.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**33,404,365**	**100**	**31,149,344**	**100**
2	**ACTIVO CIRCULANTE**	**9,685,779**	**29**	**6,568,307**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	1,289,638	4	734,863	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,566,057	11	2,297,762	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	841,086	3	706,236	2
6	INVENTARIOS	3,984,098	12	2,764,817	9
7	OTROS ACTIVOS CIRCULANTES	4,900	0	64,629	0
8	**LARGO PLAZO**	**981,891**	**3**	**610,128**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	977,282	3	564,825	2
11	OTRAS INVERSIONES	4,609	0	45,303	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,698,639**	**62**	**21,254,680**	**68**
13	INMUEBLES	1,163,167	3	1,160,864	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,147,049	120	39,737,586	128
15	OTROS EQUIPOS	204,610	1	205,591	1
16	DEPRECIACION ACUMULADA	21,489,977	64	20,312,684	65
17	CONSTRUCCIONES EN PROCESO	673,790	2	463,323	1
18	**ACTIVO DIFERIDO (NETO)**	**2,038,056**	**6**	**2,716,229**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**17,501,306**	**100**	**19,581,457**	**100**
21	**PASIVO CIRCULANTE**	**4,808,821**	**27**	**3,286,140**	**17**
22	PROVEEDORES	2,472,046	14	1,479,321	8
23	CREDITOS BANCARIOS	547,557	3	624,884	3
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	391,320	2	17,108	0
26	OTROS PASIVOS CIRCULANTES	1,397,898	8	1,164,827	6
27	**PASIVO A LARGO PLAZO**	**7,846,048**	**45**	**12,528,852**	**64**
28	CREDITOS BANCARIOS	3,152,159	18	7,868,256	40
29	CREDITOS BURSATILES	4,195,700	24	4,214,825	22
30	OTROS CREDITOS	498,189	3	445,771	2
31	**CREDITOS DIFERIDOS**	**4,846,437**	**28**	**3,766,465**	**19**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**15,903,059**	**100**	**11,567,887**	**100**
34	**PARTICIPACION MINORITARIA**	**1,946,857**	**12**	**1,926,473**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**13,956,202**	**88**	**9,641,414**	**83**
36	**CAPITAL CONTRIBUIDO**	**7,652,944**	**48**	**6,065,334**	**52**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	38	4,975,129	43
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,104,273	7	1,090,205	9
39	PRIMA EN VENTA DE ACCIONES	579,119	4	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**6,303,258**	**40**	**3,576,080**	**31**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,180,720	58	9,861,470	85
43	RESERVA PARA RECOMPRA DE ACCIONES	113,578	1	113,578	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,455,326)	(41)	(6,200,270)	(54)
45	**RESULTADO NETO DEL EJERCICIO**	3,464,286	22	(198,698)	(2)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,289,638**	**100**	**734,863**	**100**
46	EFECTIVO	177,971	14	122,412	17
47	INVERSIONES TEMPORALES	1,111,667	86	612,451	83
18	**CARGOS DIFERIDOS**	**2,038,056**	**100**	**2,716,229**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,648,632	81	1,769,253	65
49	CREDITO MERCANTIL	16,604	1	32,614	1
50	IMPUESTOS DIFERIDOS	69,798	3	621,305	23
51	OTROS	303,022	15	293,057	11
21	**PASIVO CIRCULANTE**	**4,808,821**	**100**	**3,286,140**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,559,920	32	1,074,087	33
53	PASIVOS EN MONEDA NACIONAL	3,248,901	68	2,212,053	67
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,397,898**	**100**	**1,164,827**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	87,841	6	97,721	8
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,310,057	94	1,067,106	92
27	**PASIVO A LARGO PLAZO**	**7,846,048**	**100**	**12,528,852**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,846,048	100	12,528,852	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,195,700**	**100**	**4,214,825**	**100**
61	OBLIGACIONES	3,423,180	82	3,441,598	82
62	PAGARE DE MEDIANO PLAZO	772,520	18	773,227	18
30	**OTROS CREDITOS**	**498,189**	**100**	**445,771**	**100**
63	OTROS CREDITOS CON COSTO	498,189	100	445,771	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,846,437**	**100**	**3,766,465**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	3,430,297	71	2,480,139	66
67	OTROS	1,416,140	29	1,286,326	34
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,455,326)**	**100**	**(6,200,270)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,455,326)	(100)	(6,200,270)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	4,876,958	3,282,167
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,416,140	1,286,326
74	NUMERO DE FUNCIONARIOS (*)	177	185
75	NUMERO DE EMPLEADOS (*)	2,565	2,598
76	NUMERO DE OBREROS (*)	4,633	4,449
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**19,390,228**	**100**	**12,346,394**	**100**
2	COSTO DE VENTAS	12,971,061	67	10,880,355	88
3	**RESULTADO BRUTO**	**6,419,167**	**33**	**1,466,039**	**12**
4	GASTOS DE OPERACION	997,135	5	946,433	8
5	**RESULTADO DE OPERACION**	**5,422,032**	**28**	**519,606**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	616,109	3	1,167,925	9
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**4,805,923**	**25**	**(648,319)**	**(5)**
8	OTRAS OPERACIONES FINANCIERAS	56,038	0	(13,460)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**4,749,885**	**24**	**(634,859)**	**(5)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,653,674	9	(229,846)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**3,096,211**	**16**	**(405,013)**	**(3)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	420,013	2	215,000	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**3,516,224**	**18**	**(190,013)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**3,516,224**	**18**	**(190,013)**	**(2)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**3,516,224**	**18**	**(190,013)**	**(2)**
19	PARTICIPACION MINORITARIA	51,938		8,685	0
20	**RESULTADO NETO MAYORITARIO**	**3,464,286**	**18**	**(198,698)**	**(2)**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**19,390,228**	**100**	**12,346,394**	**100**
21	NACIONALES	14,829,764	76	9,457,167	77
22	EXTRANJERAS	4,560,464	24	2,889,227	23
23	CONVERSION EN DOLARES (***)	328,208	2	254,181	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**616,109**	**100**	**1,167,925**	**100**
24	INTERESES PAGADOS	783,512	127	846,237	72
25	PERDIDA EN CAMBIOS	236,264	38	748,678	64
26	INTERESES GANADOS	49,436	8	55,045	5
27	GANANCIA EN CAMBIOS	32,217	5	94,887	8
28	RESULTADO POR POSICION MONETARIA	(345,839)	(56)	(294,451)	(25)
42	PERDIDA EN ACTUALIZACION DE UDI'S	23,825	4	17,393	1
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**56,038**	**100**	**(13,460)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	56,038	100	(13,460)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,653,674**	**100**	**(229,846)**	**100**
32	I.S.R.	1,484,360	90	(247,129)	(108)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	169,314	10	17,283	8
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	22,065,800	13,940,296
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	23,554,885	16,206,057
39	RESULTADO DE OPERACION (**)	5,620,579	758,150
40	RESULTADO NETO MAYORITARIO (**)	2,674,915	(601,255)
41	RESULTADO NETO (**)	2,735,567	(776,922)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: 3 AÑO: 2004

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**7,353,461**	**100**	**4,152,576**	**100**
2	COSTO DE VENTAS	4,721,462	64	3,674,867	88
3	**RESULTADO BRUTO**	**2,631,999**	**36**	**477,709**	**12**
4	GASTOS DE OPERACION	318,123	4	325,969	8
5	**RESULTADO DE OPERACION**	**2,313,876**	**31**	**151,740**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	112,949	2	597,099	14
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,200,927**	**30**	**(445,359)**	**(11)**
8	OTRAS OPERACIONES FINANCIERAS	16,342	0	2,349	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,184,585**	**30**	**(447,708)**	**(11)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	941,502	13	(138,743)	(3)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,243,083**	**17**	**(308,965)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	125,464	2	35,497	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,368,547**	**19**	**(273,468)**	**(7)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,368,547**	**19**	**(273,468)**	**(7)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,368,547**	**19**	**(273,468)**	**(7)**
19	PARTICIPACION MINORITARIA	6,409		15,552	0
20	**RESULTADO NETO MAYORITARIO**	**1,362,138**	**19**	**(289,020)**	**(7)**

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: 3 AÑO: 2004

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**7,353,461**	**100**	**4,152,576**	**100**
21	NACIONALES	5,355,703	73	3,138,308	76
22	EXTRANJERAS	1,997,758	27	1,014,268	24
23	CONVERSION EN DOLARES (***)	228,111	3	75,817	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**112,949**	**100**	**597,099**	**100**
24	INTERESES PAGADOS	244,620	217	294,952	49
25	PERDIDA EN CAMBIOS	17,535	16	530,275	89
26	INTERESES GANADOS	13,604	12	13,861	2
27	GANANCIA EN CAMBIOS	2,377	2	62,910	11
28	RESULTADO POR POSICION MONETARIA	(143,487)	(127)	(157,039)	(26)
42	PERDIDA EN ACTUALIZACION DE UDI'S	10,262	9	5,682	1
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**16,342**	**100**	**2,349**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	16,342	100	2,349	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**941,502**	**100**	**(138,743)**	**100**
32	I.S.R.	790,833	84	(146,884)	(106)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	150,669	16	8,141	6
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2004 Y 2003

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**3,516,224**	**(190,013)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	1,981,351	610,194
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**5,497,575**	**420,181**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,706,701)	(467,714)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**3,790,874**	**(47,533)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(4,779,230)	655,750
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	1,587,611	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(3,191,619)**	**655,750**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(298,955)**	**(499,142)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	300,300	109,075
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	989,338	625,788
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,289,638	734,863

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**1,981,351**	**610,194**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,057,152	1,057,596
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	95,319	94,109
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	828,880	(541,511)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,706,701)**	**(467,714)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(1,123,164)	(87,433)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,523,279)	(147,709)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(363,429)	(128,226)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	832,240	113,264
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	470,931	(217,610)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(4,779,230)**	**655,750**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	8,301	10,954
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	3,229,740	411,159
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	201,683
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(7,955,529)	(75,188)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(61,861)	116,745
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	119	(9,603)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**1,587,611**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	1,587,611	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(298,955)**	**(499,142)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	8	(606,296)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(355,823)	(408,152)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	56,860	515,306

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	18.13	%	(1.54)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	19.17	%	(6.24)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	8.19	%	(2.49)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	9.84	%	(154.96)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.71	veces	0.52	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.14	veces	0.76	veces
8	ROTACION DE INVENTARIOS (**)	4.18	veces	5.13	veces
9	DIAS DE VENTAS POR COBRAR	43	días	44	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.44	%	6.90	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	52.39	%	62.86	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.10	veces	1.69	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	53.74	%	69.47	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	37.91	%	58.95	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	6.92	veces	0.61	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.35	veces	0.83	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.01	veces	2.00	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.19	veces	1.16	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.55	veces	0.34	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	26.82	%	22.36	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	28.35	%	3.40	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(8.80)	%	(3.79)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	4.84	veces	(0.06)	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	149.74	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(49.74)	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	119.02	%	81.77	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	4.61		$	(1.19)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	4.61		$	(1.19)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	22.97		$	19.04	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.02	veces		.40	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		5.06	veces		(6.35)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(8,620,639)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		2,042,561
IMPUESTO DIFERIDO EN CAPITAL		122,752
TOTAL	$	(6,455,326)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Tercer Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de septiembre del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

HECHOS SOBRESALIENTES

* Hylsamex generó EBITDA de US$232 millones en 3T04, rebasando los US$222 millones y US$44 millones registrados en el trimestre anterior y el mismo período de 2003, respectivamente. El margen de EBITDA alcanzó 36% en 3T04.

* El EBITDA por tonelada alcanzó US$280/tonelada, similar al US$282/tonelada generado en el trimestre anterior y más de 4 veces el US$61/tonelada logrado en el mismo trimestre de 2003.

* La excelente generación de flujo de efectivo y recursos netos de US$137 millones de la colocación de capital realizada el 15 de julio de 2004 permitieron una fuerte reducción en el apalancamiento: la deuda neta de caja alcanzó una disminución de US$280 millones durante el trimestre y así llegó a un saldo de US$587 millones al 30 de septiembre de 2004. Las reservas de efectivo llegaron a US$113 millones, un aumento de US$28 millones desde el final de 2003. La Deuda Neta a EBITDA U12M fue de 1.0x en 3T04; la Cobertura de Intereses U12M mejoró a 6.9x.

* De nuevo se registró un fuerte volumen de ventas: los embarques alcanzaron 827,700 toneladas en 3T04, 5% y 14% mayor que en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

* Siguiendo la tendencia de los precios internacionales, el ingreso por tonelada de Hylsamex continuó aumentando en 3T04 a US$773/tonelada, 3% y 52% mayor que los niveles registrados en el trimestre previo y el mismo período de 2003, respectivamente. El ingreso alcanzó US$640 millones en 3T04.

* El costo por tonelada alcanzó US$496/tonelada en 3T04, 6% mayor que el US$468/tonelada obtenido en el trimestre anterior y 11% más que el US$449/tonelada registrado en el mismo trimestre de 2003. Un mayor uso de fierro esponja explica la relativa estabilidad en el costo por tonelada.

* La utilidad neta para 3T04 sumó US$119 millones (Ps.1,369 millones), ligeramente menor a la utilidad neta de US$124 millones (Ps.1,434 millones) del trimestre anterior y en contraste a la pérdida neta de US$24 millones (Ps.273 millones) reportada en el mismo período de 2003. La utilidad neta para los primeros nueve meses de 2004 sumó US$306 millones (Ps.3,516 millones).

* Hylsamex continúa creciendo orgánicamente, invirtiendo en productos y servicios de valor agregado mediante las operaciones de acero recubierto: en el trimestre, Galvak arrancó producción en una nueva línea de perfiles recubiertos, agregando 38 mil toneladas anuales de capacidad de procesamiento.

RESUMEN

Durante el tercer trimestre de 2004, Hylsamex experimentó su tercer trimestre

consecutivo de flujo de efectivo de operación récord. Hylsamex reportó EBITDA de US$232 millones en 3T04, rebasando los récords anteriores de US$222 millones y US$110 millones alcanzados en 2T04 y 1T04, respectivamente; el EBITDA de 3T04 es también más de cinco veces el EBITDA de US$44 millones generado en el mismo trimestre de 2003. En una base por tonelada, el EBITDA de 3T04 alcanzó US$280/tonelada, similar al US$282/tonelada logrado en el trimestre anterior y más de cuatro veces el US$61/tonelada obtenido en el mismo trimestre de 2003.

A todo lo largo de 2004, las fortalezas competitivas de Hylsamex -construidas con las inversiones de US$1.6 mil millones realizadas en los 1990s- le han permitido capitalizar el entorno favorable para la industria global del acero. Mientras que el ingreso por tonelada continuó aumentando durante 3T04 debido a la estrechez adicional en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de sus fortalezas competitivas: integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica. El margen de EBITDA de la Compañía, por tanto, se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que lograra un volumen de ventas trimestral récord de 828 mil toneladas en 3T04, empujado por el nivel más alto de volumen de exportación trimestral desde 1995.

El EBITDA acumulado de Hylsamex de US$564 millones para los primeros nueve meses de 2004 representa la piedra angular para cambiar radicalmente la estructura financiera de la Compañía. Los esfuerzos de la administración se enfocaron a reducir el nivel absoluto de deuda y refinanciar la deuda remanente bajo términos y condiciones más favorables. La fuerte generación interna de flujo de efectivo libre y los recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004 causaron una marcada reducción de US$280 millones en la deuda neta de caja durante el trimestre. En los primeros nueve meses de 2004, Hylsamex ha disminuido notablemente su deuda neta de caja en 42%, de un saldo de US$1,014 millones a fines de 2003, a un saldo de US$587 millones al final de 3T04. Adicionalmente, las subsidiarias operadoras de Hylsamex -Hylsa y Galvak- obtuvieron nuevos préstamos bancarios por un monto de US$335 millones para refinanciar deuda bancaria bajo mejores términos (incluyendo una nueva Línea de Crédito Revolvente sin garantías para Hylsa de US$60 millones y con plazo de tres años, a la fecha totalmente disponible). En consecuencia, la sobresaliente reducción de apalancamiento alcanzada en lo que va de 2004 ha establecido el camino para el crecimiento futuro de Hylsamex y ha fortalecido significativamente el balance general de la Compañía.

En los primeros nueve meses de 2004, Hylsamex ha erogado US$31 millones en inversiones en activo fijo. Hylsa, la subsidiaria productora de acero, ha invertido US$22 millones en lo que va de 2004. Estas inversiones están dirigidas a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos.

El crecimiento de Hylsamex está centrado en Galvak, la subsidiaria que produce acero recubierto. En los primeros nueve meses de 2004, Galvak ha invertido US$8 millones, principalmente orientados a desarrollar nuevos productos, aumentar el valor agregado del acero galvanizado, y extender la red de distribución de la subsidiaria en Norte América. La cifra acumulada para 2004

parece relativamente baja porque Galvak ha optado por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Durante 3T04, la subsidiaria inició producción en una nueva línea de perfiles recubiertos, que agrega 38 mil toneladas anuales de capacidad de procesamiento. Estos proyectos son además de los que comenzaron operaciones en los dos trimestres anteriores: el inicio de producción en la "Línea de Acanalado #4" y la apertura de centros de servicio y distribución adicionales en E.U.

La industria del acero en el mundo continúa viviendo un año extraordinario en 2004. El mayor crecimiento económico mundial ha provocado una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la tendencia de consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de rentabilidad baja. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Como resultado de las condiciones económicas favorables, Hylsamex permanece prudentemente optimista para los siguientes trimestres. Elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, son las variables importantes para evaluar el desempeño futuro de la Compañía.

VOLUMEN DE VENTAS

Hylsamex registró un volumen de ventas récord durante 3T04, por mayores exportaciones de productos planos (también incluye productos recubiertos y tubulares), que crecieron 29% y 23% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente. Los embarques totales para 3T04 alcanzaron 827,700 toneladas, 5% o 41,000 toneladas superiores a las 786,700 toneladas del trimestre previo y 14% o 104,400 toneladas mayores que las 723,300 toneladas del mismo trimestre de 2003. Volúmenes adicionales de acero comprado a terceros para las operaciones de recubiertos le permitieron a Hylsamex aumentar el volumen de ventas consolidado.

El volumen de ventas doméstico permaneció fuerte en 3T04, pero se observó una ligera disminución contra el trimestre anterior debido a un clima lluvioso en México, que afectó a la construcción y aminoró un poco las ventas de productos largos. Sin embargo, el mercado doméstico permanece robusto, como indica el crecimiento de 10% en volúmenes comparado al mismo trimestre de 2003. El volumen de ventas doméstico alcanzó 608,100 toneladas, 5,100 toneladas o 1% menor que las 613,200 del trimestre anterior pero 10% o 56,700 toneladas mayores que las 551,400 toneladas registradas en el mismo trimestre de 2003. El aumento en volúmenes domésticos durante 2004 revela mejores fundamentales locales.

Las exportaciones de Hylsamex para 3T04 representan el nivel más alto de exportación registrado desde 1995. Las exportaciones alcanzaron 219,600 toneladas, 27% o 46,100 toneladas superiores a las 173,500 toneladas del trimestre anterior y 28% o 47,700 toneladas mayores que las 171,900 toneladas exportadas en el mismo trimestre de 2003. Ambos aumentos resultaron principalmente de exportaciones adicionales de productos planos, las cuales crecieron 29% y 23% comparadas al trimestre anterior y al mismo trimestre de 2003, respectivamente. Los precios de exportación en 3T04 calculados en

dólares nominales aumentaron 7% y 59% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente, siguiendo la tendencia de los precios internacionales. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$174 millones en 3T04, reflejando aumentos sustanciales de 32% y 94% en comparación con el trimestre previo y el mismo trimestre de 2003, respectivamente. La Compañía sigue visualizando una demanda robusta de acero a nivel mundial.

Durante los primeros nueve meses de 2004, Hylsamex ha vendido 2,402,200 toneladas, volumen 12% superior a los embarques de 2,152,500 toneladas registrados en los primeros nueve meses de 2003. En este período, tanto las ventas domésticas como las de exportación registraron un crecimiento sólido: las ventas domésticas crecieron 12%, a un nivel de 1,851,100 toneladas, mientras que las ventas de exportación aumentaron 11% a un total de 551,100 toneladas. La reactivación del crecimiento económico en las regiones más importantes del mundo, así como en México, ha permitido registrar un fuerte volumen de ventas en 2004.

INGRESO

Los ingresos de Hylsamex aumentaron de nuevo en 3T04 como resultado del crecimiento en los precios internacionales del acero y un sólido volumen de ventas. La Compañía generó ingresos por US$640 millones (Ps.7,353 millones) en 3T04, 9% por encima de los US$589 millones (Ps.6,802 millones) obtenidos en el trimestre anterior y 74% mayores que los US$367 millones (Ps.4,153 millones) alcanzados en el mismo trimestre de 2003.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Además, Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas (alrededor del 85%) son ventas spot. Finalmente, los precios fuertes continuaron en 3T04, demostrado por algunos aumentos de precio exitosamente implementados por Hylsamex para reflejar los niveles de los precios internacionales.

Como consecuencia del sostenimiento de los precios fuertes, en 3T04 el ingreso por tonelada de Hylsamex aumentó y llegó a US$773/tonelada, que consiste de un precio promedio de acero de US$734/tonelada y de un US$39/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$773/tonelada para 3T04 refleja un aumento moderado de 3% o US$25/tonelada comparado con el US$748/tonelada obtenido en el trimestre previo y representa un notable aumento de 52% o US$266/tonelada en relación al US$507/tonelada logrado en el mismo trimestre de 2003.

En los primeros nueve meses de 2004, Hylsamex ha generado US$1,690 millones (Ps.19,390 millones) en ingresos, un aumento significativo de 55% comparado a los ingresos de US$1,091 millones (Ps.12,346 millones) reportados para el mismo período de 2003. En este período, el ingreso por tonelada ha alcanzado US$703/tonelada, un incremento sustancial de 39% en relación al ingreso por tonelada de US$507/tonelada obtenido en el mismo período de 2003.

COSTO DE VENTAS

Durante 2004, Hylsamex ha operado a altos niveles de utilización para hacer

frente a una fuerte demanda en México y en el extranjero, y 3T04 no fue la excepción. Adicionalmente, el ambiente de costos de insumos para la industria del acero ha permanecido prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima y sigue beneficiándose de la renovada competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido relativamente estables durante la mayor parte de 2004.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) operó a un ritmo para producir de 35 a 40 mil toneladas mensuales durante 3T04. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

Hylsamex enfrentó un costo de gas natural ligeramente menor en 3T04, en comparación al trimestre anterior. En relación al precio de la chatarra, el mercado de chatarra volvió a apretarse durante 3T04 tras perder algo de fuerza en 2T04. El precio de la chatarra en E.U. rebotó de US$160/tonelada durante la mayoría de 2T04 a un nivel promedio de US$215/tonelada en 3T04. En lo que va de 4T04, al 15 de octubre el precio de la chatarra se observa en US$238/tonelada. Como resultado de un mayor precio de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 3T04, Hylsamex utilizó 41% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 3T04 alcanzó US$411 millones (Ps.4,721 millones), 12% superior a los US$368 millones (Ps.4,256 millones) registrados en el trimestre anterior y 27% por encima de los US$325 millones (Ps.3,675 millones) del mismo período de 2003. El aumento en el costo de ventas versus el trimestre anterior se debió a un mayor volumen de ventas, incrementos en el precio de la chatarra, y alzas en el volumen y costo de acero comprado a terceros para las operaciones de recubiertos. El incremento contra el mismo trimestre de 2003 resultó de estos mismos factores así como mayores costos de energéticos.

El costo por tonelada para 3T04 llegó a US$496/tonelada, US$28/tonelada o 6% mayor que el US$468/tonelada alcanzado en el trimestre anterior y US$47/tonelada o 11% superior al US$449/tonelada registrado en el mismo trimestre de 2003. El aumento de US$28/tonelada en el costo por tonelada contra el trimestre anterior fue causado totalmente por un incremento en el costo variable, porque el costo fijo por tonelada permaneció sin cambios. El aumento en el precio de la chatarra e incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos explican el aumento en el costo variable. Con respecto al incremento de US$47/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por un aumento de US$57/tonelada en el costo variable, parcialmente compensado con una reducción de US$10/tonelada en el costo fijo. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos. Un mayor nivel de embarques permitió un mejor prorrateo de costos fijos que produjo la disminución en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los

elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 3T04 alcanzó US$5.47/MMBtu (que corresponde a un precio de referencia de US$5.50/MMBtu en el sur de Texas), cifra que es 3% menor que el US$5.66/MMBtu registrado en el trimestre anterior, pero 10% superior al US$4.98/MMBtu observado en el mismo trimestre de 2003. Durante 3T04, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos mensuales, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

4T04
* Octubre: El costo efectivo de gas natural para Hylsamex será de aproximadamente US$5.30/MMBtu, que considera el descuento de US$0.375/MMBtu en 200 contratos por la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03 y el resultado favorable de US$0.203/MMBtu de un swap US$5.27/MMBtu en 200 contratos.
* Noviembre y Diciembre: 63% de los requerimientos cubiertos con un túnel sin costo entre US$4.1225 y US$5.00/MMBtu.

2005
* Calendario 2005: 32% de las necesidades para el año cubiertas con un swap a US$4.33/MMBtu, con un techo en US$6.75/MMBtu.
* Calendario 2005: 32% de los requerimientos para el año cubiertos con un swap a US$5.78/MMBtu. Este swap tiene flexibilidad adicional: cuando el precio de mercado fluctúa entre US$4.9501/MMBtu y US$5.78/MMBtu, la Compañía pagará el precio de mercado prevaleciente. Además, el swap a US$5.78/MMBtu tiene un techo en US$7.75/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex para 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros para el Calendario 2005, al 22 de octubre de 2004.

2007
Calendario 2007: La Compañía vendió un swaption a US$4.25/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2003 fue US$0.25/MMBtu menor que el precio de NYMEX, en promedio.

Valuación de las coberturas de gas natural : al 22 de octubre de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$44 millones (que representa una cantidad positiva).

El costo de la electricidad para 3T04 fue de US¢4.51/Kwh, 8% más alto que el US¢4.16/Kwh registrado en el trimestre anterior y 15% mayor que el US¢3.93/Kwh observado en el mismo trimestre de 2003. La variación contra ambos períodos fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 3T04 aumentó

US$10/tonelada con respecto al trimestre anterior y también fue US$53/tonelada superior al obtenido en el mismo trimestre de 2003. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció notablemente estable.

El costo del fierro esponja aumentó marginalmente US$2/tonelada en 3T04 contra el trimestre anterior, y subió US$4/tonelada versus el mismo trimestre de 2003. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. El costo para Hylsamex de su mezcla de chatarra doméstica aumento de nuevo, US$18/tonelada contra el trimestre anterior, y también registró un alza de US$100/tonelada comparado con el mismo trimestre de 2003. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

Durante 3T04, el costo para Hylsamex de su mezcla de chatarra importada retrocedió ligeramente por segundo trimestre consecutivo, tras los precios más altos del año observados en el primer trimestre de 2004: el costo disminuyó US$3/tonelada versus el trimestre anterior. En la comparación contra el mismo trimestre de 2003, el costo de la chatarra importada creció considerablemente en US$90/tonelada. El aumento sostenido en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de la fuerte demanda mundial de acero.

El costo de ventas para los primeros nueve meses de 2004 ascendió a US$1,131 millones (Ps.12,971 millones), lo que significa un aumento de 18% del nivel de costos de US$962 millones (Ps.10,880 millones) registrado en el mismo período de 2003. El aumento de 18% en el costo de ventas refleja el 12% de incremento en embarques y un mayor costo variable. El costo por tonelada permaneció relativamente estable, al aumentar solamente US$24/tonelada o 5%, de US$447/tonelada en los primeros nueve meses de 2003 a US$471/tonelada en el mismo período de 2004. En esta comparación, el costo variable subió US$35/tonelada como resultado de mayores costos de la chatarra, incrementos en el costo de acero comprado a terceros para las operaciones de recubiertos, y alzas en el costo de energéticos. Sin embargo, el aumento en el costo variable fue compensado en parte por una reducción de US$11/tonelada en costos fijos causada por los mayores embarques en 2004.

GASTOS DE OPERACIÓN

Los gastos de operación para 3T04 alcanzaron US$28 millones (Ps.318 millones), 4% menores que los US$29 millones (Ps.334 millones) registrados en el trimestre anterior y 4% debajo de los US$29 millones (Ps.326 millones) reportados en el mismo trimestre de 2003. La estabilidad de los gastos de operación refleja el control ejercido por la administración en esta área, donde la mayoría de los costos son fijos. La escasa variación en el nivel absoluto de gastos de operación, en conjunto con el aumento en ingresos,

produjo una caída considerable en la razón de gastos de operación a ventas, que disminuyó a 4.3% en 3T04, menor que los 4.9% y el 7.9% observados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En una base por tonelada, los gastos de operación alcanzaron US$33/tonelada, registrando pequeñas reducciones de US$3/tonelada y US$6/tonelada en las comparaciones contra el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Para los nueve meses terminados en septiembre de 2004, los gastos de operación totalizaron US$87 millones (Ps.997 millones), 4% superiores a los US$84 millones (Ps.946 millones) registrados en el mismo período de 2003. En los primeros nueve meses de 2004, la razón de gastos de operación a ventas disminuyó a 5.1% en comparación al 7.7% registrado en el mismo período de 2003.

UTILIDAD DE OPERACIÓN Y EBITDA

En lo que va de 2004, Hylsamex ha logrado generar rentabilidad de operación récord. Durante 3T04 la utilidad de operación totalizó US$201 millones (Ps.2,314 millones), US$10 millones mayor que los US$191 millones (Ps.2,212 millones) obtenidos en el trimestre anterior y US$188 millones superior a los US$13 millones (Ps.152 millones) logrados en el mismo trimestre de 2003. El margen operativo de Hylsamex para 3T04 alcanzó 31%, ligeramente menor que el 33% registrado en el trimestre anterior pero considerablemente por encima del 4% obtenido en el mismo trimestre de 2003.

Similar al resultado a nivel de utilidad de operación, en términos de EBITDA Hylsamex implantó un nuevo récord trimestral en 3T04. El EBITDA en 3T04 de US$232 millones (Ps.2,666 millones) fue US$10 millones mayor a los US$222 millones (Ps.2,564 millones) generados en el trimestre anterior y más de cinco veces los US$44 millones (Ps.500 millones) conseguidos en el mismo trimestre de 2003. El margen de EBITDA de Hylsamex alcanzó 36% durante 3T04, ligeramente menor al 38% registrado en el trimestre previo pero todavía marcadamente mayor al margen de EBITDA de 12% obtenido en el mismo trimestre de 2003. En una base por tonelada, el EBITDA alcanzó US$280/tonelada en 3T04, similar al US$282/tonelada logrado en el trimestre previo, y más de cuatro veces el US$61/tonelada obtenido en el mismo trimestre de 2003.

En 3T04, la rentabilidad operativa de nuevo alcanzó niveles excepcionales, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una muy ligera disminución en márgenes. Esta reducción se explica casi totalmente por un mayor volumen y costo de acero comprado a terceros para las operaciones de recubiertos, que comprimió un poco el margen consolidado de Hylsamex pero aumentó el volumen de ventas consolidado. En resumen, las mayores compras de acero de terceros fueron procesadas y vendidas por la Compañía con un margen de utilidad relevante, que le permitió a Hylsamex generar más utilidad de operación y EBITDA en términos absolutos. En la comparación contra el mismo trimestre de 2003, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de producción de la Compañía aumentaron sólo marginalmente.

La utilidad de operación acumulada durante los primeros nueve meses de 2004 totalizó US$472 millones (Ps.5,422 millones), más de diez veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$46 millones

(Ps.520 millones). El EBITDA también aumentó notablemente, ya que Hylsamex ha generado US$564 millones (Ps.6,479 millones) en los primeros nueve meses de 2004, más de cuatro veces el EBITDA de US$139 millones (Ps.1,577 millones) acumulado en el mismo período de 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 3T04 un costo financiero neto de US$10 millones (Ps.113 millones), que se compara con los costos financieros netos de US$45 millones (Ps.522 millones) y US$53 millones (Ps.597 millones), reportados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Durante 3T04, la Compañía también experimentó una significativa reducción en sus gastos financieros netos en relación a ambos períodos de comparación, como resultado de la reducción de US$280 millones de la deuda neta en el trimestre y el refinanciamiento de deuda bancaria bajo términos más atractivos. El gasto financiero neto para 3T04 disminuyó 8% o US$2 millones comparado al trimestre anterior y también bajó 20% o US$5 millones versus el mismo trimestre de 2003.

En los primeros nueve meses de 2004, la Compañía registró un costo financiero neto de US$54 millones (Ps.616 millones), 47% menor que el costo financiero neto de US$103 millones (Ps.1,168 millones) reportado para el mismo período de 2003. La mayor parte de la reducción obedece a menores pérdidas cambiarias en 2004.

RESULTADO NETO CONSOLIDADO

Durante 3T04, la Compañía registró una utilidad neta consolidada de US$119 millones (Ps.1,369 millones), ligeramente menor a la utilidad neta de US$124 millones (Ps.1,434 millones) del trimestre anterior y en contraste a la pérdida neta de US$24 millones (Ps.273 millones) reportada en el mismo trimestre de 2003. Contra el mismo trimestre de 2003, el resultado neto mejoró principalmente a causa del repunte marcado en rentabilidad operativa y mayor utilidad por método de participación en Sidor.

En los primeros nueve meses de 2004 terminados el 30 de septiembre de 2004, la Compañía ha generado una utilidad neta consolidada de US$306 millones (Ps.3,516 millones), que se compara favorablemente con la pérdida neta de US$16 millones (Ps.190 millones) reportada para el mismo período de 2003. La variación tan significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004.

Integración de la Utilidad (Pérdida) Neta
Millones de Pesos Constantes a Septiembre 30, 2004

	3T04	9M04
Utilidad de Operación	2,313.9	5,422.0
Costo Integral de Financiamiento	(112.9)	(616.1)
Otros ingresos (gastos) y partidas especiales	(16.4)	(56.0)
Impuestos, Causados y Diferidos	(941.5)	(1,653.7)
Participación en resultados de asociadas	125.4	420.0
Utilidad Neta Consolidada en 3T04	1,368.5	
Utilidad Neta Consolidada en 9M04		3,516.2

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 3T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2004 alcanzó US$587 millones, US$280 millones o 32% menor que el saldo de US$867 millones que se tenía el 30 de junio de 2004. La marcada reducción de deuda neta contra el trimestre anterior se obtuvo principalmente mediante los prepagos de deuda bancaria realizados por la Compañía por US$176 millones con generación interna de efectivo y los recursos netos de US$137 millones de la emisión de capital, que fueron aplicados en su totalidad a prepagos de deuda bancaria.

Impuestos Pagados: Los impuestos pagados durante 3T04 ascendieron a US$8 millones, mayores que los US$6 millones erogados en el trimestre anterior e idénticos a los US$8 millones pagados en el mismo trimestre de 2003. A pesar del incremento significativo en la rentabilidad de operación, la Compañía está pagando impuestos que solamente reflejan el impuesto al activo causado. En relación al impuesto sobre la renta, la Compañía no enfrentará una mayor carga fiscal debido a los saldos pendientes de pérdidas fiscales por amortizar y créditos de impuesto al activo. Al 30 de septiembre de 2004, la Compañía mantiene US$346 millones y US$157 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo.

Capital de Trabajo Neto (CTN): Durante 3T04, el CTN representó un uso significativo de efectivo de US$63 millones; sin embargo, la cifra para 3T04 fue considerablemente menor a la inversión en CTN de US$93 millones realizada en el trimestre anterior. En 3T04, la Compañía invirtió en capital de trabajo debido a mayores niveles de producción y volumen de ventas. Se destinaron recursos principalmente a inventarios -con un énfasis en Galvak, que compró más acero de terceros- y en menor grado a cuentas por cobrar. La Compañía continuó mostrando una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días aumentó a 40 días en 3T04 comparado a los 34 días del trimestre anterior, pero disminuyó 10 días en relación a los 50 días registrados el mismo trimestre de 2003.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$5 millones en 3T04, que representa disminuciones de US$8 millones y US$6 millones comparado a las inversiones del trimestre anterior y del mismo trimestre de 2003, respectivamente.

Variación de la Deuda
Millones de US$

Deuda neta al 30 de junio de 2004	867.0
Generación de efectivo	(232.1)
Inversión en capital de trabajo operativo	62.5
Emisión de Capital	(137.1)
Otras partidas (1)	(6.9)
Intereses acumulados	19.3
Impuestos	8.1
Inversión en activo fijo	5.3

Intereses PIK acumulados 1.0
= Deuda neta al 30 de septiembre de 2004 587.1
(1) Principalmente pasivo laboral.

VARIACIÓN DE LA DEUDA NETA EN 9M04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de septiembre de 2004 disminuyó a US$587 millones, US$427 millones o 42% menor que el saldo de US$1,014 millones que se tenía el 31 de diciembre de 2003. Esta reducción significativa de deuda neta en los primeros nueve meses de 2004 se obtuvo a través de US$261 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo libre de efectivo que incrementó las reservas de efectivo en US$28 millones de fines de 2003 a un saldo de US$113 millones al 30 de septiembre de 2004.

Impuestos Pagados: Los impuestos pagados durante los primeros nueve meses de 2004 ascendieron a US$25 millones, ligeramente menores que los US$27 millones erogados en el mismo período de 2003.

Capital de Trabajo Neto (CTN): En los primeros nueve meses de 2004, el CTN representó un uso significativo de efectivo de US$171 millones. En 9M04, el CTN en días disminuyó a 37 días, de 49 días en los primeros nueve meses de 2003. La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y en menor grado, al mayor volumen de ventas y producción.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$31 millones en los primeros nueve meses de 2004, US$7 millones menores que las inversiones realizadas en el período comparable de 2003. Galvak continúa su plan de expansión y ha invertido US$8 millones en lo que va de 2004. La cifra acumulada para 2004 parece relativamente baja porque Galvak ha optado por estructurar operaciones de "sale-leaseback" para ciertos activos fijos por un total de US$8 millones. Asimismo, de la cifra de Hylsamex para los primeros nueve meses de 2004, US$5 millones corresponden al descapote de mineral en las minas y US$17 millones se relacionan a inversiones normales en Hylsa.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003 1,014.3
Generación de efectivo (564.1)
Inversión en capital de trabajo operativo 170.6
Emisión de Capital (137.1)
Otras partidas (1) (15.7)
Intereses acumulados 55.3
Impuestos 24.8
Inversión en activo fijo 30.9
Intereses PIK acumulados 8.1
= Deuda neta al 30 de septiembre de 2004 587.1
(1) Principalmente pasivo laboral.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 3T04. Un mayor flujo de

efectivo de operación mantuvo las reservas de efectivo en niveles altos, incluso después de utilizar montos considerables de efectivo para prepagar US$176 millones de deuda bancaria durante 3T04. Las reservas de efectivo alcanzaron US$113 millones al 30 de septiembre de 2004, menores que el saldo de US$140 millones al final del trimestre anterior, pero representan un incremento de US$28 millones contra el saldo de US$85 millones a fines de 2003.

Hacia finales de 3T04, la Compañía obtuvo una nueva Línea de Crédito Revolvente sin garantías para Hylsa de US$60 millones y con plazo de tres años. El propósito de la línea es apoyar en los requerimientos de capital de trabajo. La nueva línea de crédito mejora significativamente la liquidez de Hylsa y su perfil crediticio; a la fecha está totalmente disponible y tiene el 30 de septiembre de 2007 como fecha de expiración. Este nuevo crédito reemplaza a la línea de crédito garantizada de US$40 millones.

ESTRUCTURA DE CAPITAL & PERFIL DE DEUDA

Durante 3T04, la administración de Hylsamex tomó acciones importantes para fortalecer sustancialmente el balance general de la Compañía y mejorar el perfil de deuda de largo plazo. Hylsamex exitosamente completó las siguientes transacciones en los mercados de deuda y capital:

* El 15 de julio de 2004, Hylsamex exitosamente colocó 101 millones de acciones HylsamxL en los mercados de capital locales e internacionales a un precio de Ps.16.00 por acción HylsamxL. Los recursos netos totalizaron US$137 millones, y fueron utilizados para prepagar deuda bancaria a nivel de la compañía tenedora Hylsamex, S.A. de C.V. ("Facility B").

* El 9 de agosto de 2004, Hylsa realizó un prepago a su deuda bancaria "Facility A" por un monto de US$75 millones, utilizando flujo de efectivo generado internamente.

* El 16 de agosto de 2004, Galvak obtuvo US$175 millones en financiamiento bancario de mediano plazo. Los recursos netos fueron utilizados por Galvak para refinanciar US$119 millones de su propia deuda, aplicando los restantes US$54 millones junto con reservas de efectivo de la subsidiaria para pagar totalmente el saldo insoluto de US$86 millones de la deuda bancaria denominada "Facility B" a nivel de la empresa tenedora Hylsamex S.A. de C.V.

* El 20 de septiembre de 2004, Hylsa realizó un prepago a su deuda bancaria "Facility A" por un monto de US$70 millones, utilizando flujo de efectivo generado internamente.

* El 30 de septiembre de 2004, Hylsa obtuvo US$100 millones en financiamiento bancario de mediano plazo sin garantías. Los recursos netos de la transacción fueron utilizados por Hylsa para pagar totalmente el saldo insoluto de la deuda bancaria denominada "Facility A". Adicionalmente, Hylsa obtuvo una nueva Línea de Crédito Revolvente de US$60 millones sin garantías por un plazo de tres años, que reemplaza la anterior línea de crédito garantizada de US$40 millones
* Como resultado de esta transacción, Hylsa se comprometió con su grupo de bancos a llamar un mínimo de US$59 millones de las Notas 9 1/4% con vencimiento en 2007 que totalizan US$139 millones. Hylsa deberá hacer este prepago antes del 31 de diciembre de 2005.

A través de estas transacciones y los prepagos de deuda bancaria realizados en

los primeros nueve meses de 2004, Hylsamex ha pagado la totalidad de la deuda bancaria originada en la reestructura de deuda de 2002. Por consiguiente, las garantías han sido canceladas e Hylsamex ha aumentado su flexibilidad. Específicamente, el pago total de la deuda originada en la reestructura de 2002 fortalece a Hylsamex de la siguiente manera:

* El perfil de deuda consolidada de Hylsamex refleja una mejora considerable: la vida promedio de la deuda de la Compañía es ahora de 4.0 años;
* Permite a Hylsa clasificar 91% de su deuda total como "deuda sin garantías", fortaleciendo así el perfil crediticio de Hylsa;
* Mejora el costo de financiamiento;
* La renovada flexibilidad de Hylsa y Galvak abre el camino para que Hylsamex reanude una política de dividendos continua y adecuada.

RAZONES FINANCIERAS CLAVE

La fuerte generación de EBITDA y la marcada reducción en la deuda neta alcanzada durante 3T04 permitieron una mejora adicional en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 1.0x a fines del 3T04, una disminución notoria del 2.0x y 5.5x observados en el trimestre anterior y el período comparable de 2003, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 6.9x, comparada con 4.5x en el trimestre previo y 2.0x en el mismo trimestre de 2003.

Valuación de los derivados de tasa de interés : Al 21 de octubre de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$0.8 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$11 millones (Ps.125 millones) en 3T04, que se compara con las utilidades de US$21 millones (Ps.246 millones) y US$3 millones (Ps.35 millones) registradas en el trimestre previo y el período comparable de 2003, respectivamente. Sidor logró una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados doméstico y de exportación.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2 **CONSOLIDADO**
Impresión Final

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE SEPTIEMBRE DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 30 de septiembre de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

El 25 de noviembre de 2003 el Consejo de Administración de ALFA aprobó realizar una reestructuración corporativa relevante consistente en la desinversión en HYLSAMEX la cual se llevará a cabo a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, la primera en 2004 y la segunda durante el primer trimestre de 2005. La decisión anterior fue ratificada por los accionistas de ALFA en asamblea general extraordinaria celebrada el 4 de febrero de 2004. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Al 30 de septiembre las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2004	2003
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V. (c)	100	
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V. (d)	100	
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	
Metal Building Solutions, S. A. de C. V. (e)	100	
Galvacer America, Inc.	100	100

Galvacer Chile, S. A.	100		100
Galvacer Costa Rica, S. A.	100	100	
Galvacer Servicios, S.A. de C.V.	100		
Acerex, S. A. de C. V.	51	51	
Acerex Servicios, S. A. de C. V.	100	100	
Ferropción, S.A.de C.V.(antes Galvanet,S.A.de C.V.)	100	100	
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100	
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)	37	37	
Siderúrgica del Orinoco, C. A. (Sidor)	60		60
Express Anáhuac Operadora, S. A. de C. V.	100	100	
Express Anáhuac, S. A. de C. V. (EXXAN) (f)			100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100	
Express Anáhuac Servicios,S.A.de C.V.(EXXAN Servicios)	100	100	
Express Anáhuac, S. A. de C. V.	100		

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En febrero de 2003 los accionistas de Peña Colorada aprobaron la escisión de la misma. A la fecha de emisión de estos estados financieros está pendiente la formalización de los acuerdos a través del acta correspondiente.

(c) En noviembre de 2003 se constituyeron Prosima Servicios, S. A. de C. V. y Galvak Servicios, S. A. de C. V., cuya principal actividad es proporcionar servicios administrativos a partes relacionadas.

(d) En julio de 2003 se constituyó Química Técnica Avanzada, S. A. de C. V., cuya principal actividad es la transformación de energéticos en estado gaseoso a estado líquido, para su venta a partes relacionadas.

(e) En noviembre de 2003 se constituyó Metal Building Solutions, S. A. de C. V., cuya principal actividad es proporcionar servicios relacionados en el ramo de la construcción.

(f) A partir de diciembre de 2003, EXXAN Servicios posee la mayoría de las acciones representativas del capital social de EXXAN.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de septiembre de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de

situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 110.573, 105.322 y 101.239 al 30 de septiembre de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (g) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas

computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al embarcar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque

integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	12,785,607
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	2,113,264
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	45,113
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	52,335
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	24
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	928,988
9 ELIMINACIONES		1	0.00	0	(708,965)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**6,814,314**	**15,216,416**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	977,282
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**977,282**
OTRAS INVERSIONES PERMANENTES					**4,609**
TOTAL					**16,198,307**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2004

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
CITIBANK	30/09/2009	4.71	0	0	0	0	0	0	0	0	0	0	96,277	96,277	96,277	96,277
HSBC MEXICO	30/09/2009	4.71	0	0	0	0	35,658	35,658	35,658	35,658	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	4.71	0	0	0	0	0	0	0	0	0	0	57,053	57,053	57,053	57,053
JPMORGAN CHASE BANK	30/09/2009	4.71	0	0	0	0	0	0	0	0	0	0	96,277	96,277	96,277	96,277
CON GARANTIA																
BANCOMEXT	13/08/2009	3.66	0	0	0	487,122	28,526	28,526	28,526	26,149	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	7,132	85,580	85,581	85,581	78,449
BCI	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	1,189	14,263	14,263	14,263	13,075
CALYON	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	5,943	71,316	71,316	71,316	65,373
CITIBANK	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	7,132	85,584	85,580	85,580	78,448
COMERICA BANK	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	5,943	71,316	71,316	71,316	65,373
EXPORT DEVELOPMENT CORP.	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	2,377	28,526	28,526	28,526	26,149
FIDEICOMISO DE FOMENTO MINER	13/11/2007	5.44	0	0	3,020	9,062	12,081	12,082	2,014	0	0	0	0	0	0	0
HSBC MEXICO	13/08/2009	3.17	0	0	0	5,943	71,316	71,316	71,316	65,373	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	2,377	28,526	28,526	28,526	26,149
LANDESBANK RP	13/08/2009	3.17	0	0	0	0	0	0	0	0	0	1,189	14,263	14,263	14,263	13,075
WELLSFARGO	14/11/2008	3.91	0	0	0	0	0	0	0	0	2,282	6,846	9,129	9,128	9,128	2,282
TOTAL BANCARIOS			0	0	3,020	502,127	147,581	147,582	137,514	127,180	2,282	40,128	658,110	658,106	658,106	617,980
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	1,586,051	0	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,837,129
PMP 2007	09/03/2007	8.75	0	0	0	0	0	68,142	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	704,378	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	0	68,142	704,378	0	0	0	0	1,586,051	0	1,837,129

DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
OTROS PROVEEDORES	30/09/2005		1,650,344	0	821,702	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,650,344	0	821,702	0	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/09/2005		1,207,237	0	190,661	0	498,189	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,207,237	0	190,661	0	498,189	0	0	0	0	0	0	0	0	0
			2,857,581	0	1,015,383	502,127	645,770	215,724	841,892	127,180	2,282	40,128	658,110	2,244,157	658,106	2,455,109

OBSERVACIONES

DENTRO DE LOS CRÉDITOS CON GARANTÍA, SE INCLUYEN 175 MILLONES DE DOLARES, LOS CUALES ESTAN DE ACUERDO A LA SINDICACIÓN DEL CREDITO EFECTUADO EL 4 DE OCTUBRE DE 2004.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	166,366	1,898,336	0	0	1,898,336
PASIVO	824,319	9,405,968			9,405,968
	136,708		0	0	1,559,920
	687,611		0	0	7,846,048
SALDO NETO	(657,953)	(7,507,632)			(7,507,632)

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,256,507	(16,407,465)	(12,150,958)	0.01	62,006
FEBRERO	4,146,472	(16,156,163)	(12,009,691)	0.01	85,431
MARZO	4,483,816	(16,303,363)	(11,819,547)	0.00	45,835
ABRIL	5,270,446	(16,720,127)	(11,449,680)	0.00	1,685
MAYO	5,420,036	(16,641,642)	(11,221,606)	0.00	(9,391)
JUNIO	5,459,856	(16,114,846)	(10,654,990)	0.00	6,178
JULIO	5,728,921	16,081,841	(10,352,920)	0.00	30,055
AGOSTO	6,110,419	14,626,564	(8,516,145)	0.01	45,310
SEPTIEMBRE	5,690,114	13,677,223	(7,987,109)	0.01	70,121
ACTUALIZACION:	0	0	0	0.00	8,609
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**345,839**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2004**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	17.90
ELECTRODOS	UCAR CARBON MEXICANA				1.02
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.66
ALEACIONES	CIA. MINERA AUTLAN				2.76
ZINC	PEÑOLES				1.97
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.93
CAL	REGIO CAL				0.98
PINTURA					1.34

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDAI
Impresión Fin

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,851	14,829,764			
TOTAL				14,829,764			

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			551	4,560,464			
TOTAL				4,560,464			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 3 AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR $.	CUPON VIGENTE	NUMERO DE ACCIONES PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	CAPITAL SOCIAL FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			607,502,511	0	0	607,502,511	5,969,552	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0034
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex en lo que va de 2004 asciende a US$31 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$8 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$5 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$17 para inversiones normales en Hylsa.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor). Sin embargo, al ocurrir la capitalización de la deuda subordinada de Amazonia, Hylsamex reducirá a 12% su participación en Amazonia.

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	2.9
Utilidad Neta	12.0

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

FECHA: 25/10/2004 12:48

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 25/10/2004 12:48

HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 25/10/2004 12:48

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**C.P. ERNESTO ORTIZ L.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 25 DE OCTUBRE DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(8,620,639)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		2,042,561
IMPUESTO DIFERIDO EN CAPITAL		122,752
TOTAL	$	(6,455,326)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.